UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 29, 2019

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – SUSTAINABLE DEVELOPMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2018**

<IR> <SDR> <NOM> <R&R> <AFS>

SUITE OF REPORTS

SUSTAINABLE DEVELOPMENT REPORT

2018

VISION

To be the leading mining company.

MISSION

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

OUR VALUES

Our business values and beliefs guide our behaviour, in order that we make a positive impact. These behaviours and beliefs link our business activities to our social performance.

 **Safety** is our first value.

 We treat each other with **dignity and respect.**

 We are **accountable** for our actions and undertake to deliver on our commitments.

 We want the **communities and societies** in which we operate to be better off for AngloGold Ashanti having been there.

 We value **diversity.**

 We respect the **environment.**

AngloGold Ashanti Limited (AngloGold Ashanti) is an independent, global mining company with operations and projects on four continents. AngloGold Ashanti is the third largest gold producer in the world in terms of production

<SDR> CONTENTS

In this report, we provide an overview of our performance against those issues selected as being material to our business. We reflect honestly on our performance by acknowledging our achievements but also by identifying areas for improvement. Our reporting outlines how and why we take the decisions we do.

OUR 2018 SUITE OF REPORTS

AngloGold Ashanti's 2018 suite of reports comprises:



<IR>
<NOM>

Integrated Report

- The primary document in our suite of reports
- Provides a comprehensive overview of our performance in relation to our strategic objectives and the outlook for the company
- Both financial and non-financial performance are reviewed
- Complies with the IIRC framework, King IV and the JSE Listings Requirements



INTEGRATED REPORT

<SDR>

Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)

- Notice of forthcoming annual general meeting
- Description of resolutions to be voted on
- Remuneration policy and implementation report
- Summarised financial information



NOTICE OF ANNUAL GENERAL MEETING

<R&R>

Sustainable Development Report

- Describes commitment to sustainable development
- Provides detail on socio-economic and environmental performance in relation to material issues
- Complies with GRI Standards and is aligned with the UN Global Compact and UN Sustainable Development Goals (SDGs)
- Independently assured



REPORT

<AFS>

Mineral Resource and Ore Reserve Report

- Detailed breakdown of our Mineral Resource and Ore Reserve – at group and operational level
- Complies with SAMREC and JORC, as well as Section 12.11 of the JSE Listings Requirements
- Signed off by Competent Person



MINERAL RESOURCE AND ORE RESERVE REPORT

<WWW>

Annual Financial Statements

- Prepared in accordance with the International Financial Reporting Standards (IFRS), the requirements of the South African Companies Act, No 71 of 2008, as amended, the JSE Listings Requirements and King IV
- Audited in accordance with International Standards on Auditing
- Includes the Directors' report

ANNUAL FINANCIAL STATEMENTS

Our dedicated annual reporting website, hosts PDFs of the full suite of reports to facilitate ease of access by and communication with stakeholders.



www.aga-reports.com
Houses the full suite of 2018 reports together with supplementary information



Scan to visit the mobile website











OPERATIONAL PROFILES

Compiled for each operation, these include relevant operational and sustainable development information

ABOUT THIS REPORT

The AngloGold Ashanti Sustainable Development Report 2018 presents comprehensive and detailed information on our sustainable development performance.

In setting our reporting boundary for each material issue, we have considered impacts which result from operations within AngloGold Ashanti and its associated companies, as well as from outside the organisation. In exceptional circumstances we may report on developments, impacts and data outside our reporting boundary where these are material to the business and its sustainable development performance.

In the context of this report, "outside of the organisation" refers to our suppliers, where we do not own the assets and do not directly engage or employ the workforce, and where we do not operate the asset under a contractual obligation. "Within the organisation" refers to all operations and entities in which the group has a controlling interest and which are under our management, in terms of a contractual obligation. We do not report non-financial information for Morila Mine in Mali or Kibali Mine in the Democratic Republic of the Congo (DRC), which are managed and operated by our joint venture partner Barrick Gold Corporation following its merger with Randgold Resources Limited.



There have been no significant changes in our reporting during the year. `102-49`

Control:
By control we mean we own the assets and engage or employ the workforce.

Significant influence:
By significant influence we mean we operate the asset under a contractual obligation to the owners.

Reporting
Information is consolidated and reported as AngloGold Ashanti results for assets under our control. For assets where we have a significant influence, we may choose to report information externally if it is of specific interest and applicable agreements allow.

Compliance with reporting standards `102-54`

This report has been prepared in accordance with the Global Reporting Initiative (GRI) standards: core option. These standards are the benchmark for sustainability reporting globally. This includes conducting a robust materiality assessment and focusing our reporting on these aspects `1`.

AngloGold Ashanti is a signatory of the United Nations Global Compact (UNGC) and this report serves as the 2018 Communication on Progress (COP). Our sustainable development approach and activities are also aligned with the Sustainable Development Framework of the International Council on Mining and Metals (ICMM), of which AngloGold Ashanti is a member.

The section on External Charters provides additional detail of compliance with other frameworks, including voluntary memberships.

This section can be found on our online report *www.aga-reports.com*

2018 <SDR> SELECTING OUR REPORT CONTENT `102-46` `102-50` `102-51` `102-52`

The AngloGold Ashanti Sustainable Development Report 2018 articulates our sustainable development performance across all our operating jurisdictions for the reporting period 1 January 2018 to 31 December 2018.

It is organised around a set of material issues which are a synthesis of the main challenges and opportunities facing AngloGold Ashanti. As such, they are central to our sustainable development strategic approach, our actions, and the results we have achieved.

The process of selecting the material issues is guided by the International Integrated Reporting Council (IIRC), the GRI Standards and the AA1000 Accountability Stakeholder Engagement Standard. Our process has matured significantly over the past five years. From initially hosting an annual multidisciplinary corporate workshop, we progressed in 2017 to hosting an online survey designed to engage a wider business audience which included operational leaders. This approach facilitated richer content discussions, with a more rigorous analysis. For 2018 we followed a similar approach, with the online survey having a significantly higher response rate than in the previous year, and with a higher quality in the responses. Survey responses in 2018 were also compared to those from the previous year.

The online survey was made up of the following components:



The external landscape

We conducted a qualitative survey of the top threats and opportunities using a PESTLE analysis. This acronym is used to describe the Political, Economic, Social, Technological, Legislative and Environmental aspects of our business landscape.



Review of the 2017 company risks and material issues

We conducted a semi-quantitative rating of the top 10 company risks, as well as the material issues as published during the 2017 reporting year to establish their current relevance. A net relevance score for each company risk and material issue was calculated as part of the analysis.



Identification of emerging issues

The survey was also designed to capture emerging risks and issues not captured by the PESTLE, or the 2017 company risks and material issues.





External perspectives

Alongside the survey, we also studied data from external mining risk reports, issues arising from our interactions with investors and other stakeholders, and company stories trending in social media and news reports. These inputs were used as a basis to test the internal thinking from the analysis, as well as to identify new issues which may not have been considered.

This process resulted in a detailed report on the materiality process, survey responses and analysis and concluded with a set of 10 material issues. These were subsequently approved by the Executive Committee, to ensure that they represented a balanced and comprehensive view of the critical areas of concern for the business and stakeholders.



Aligning with our strategy

In this report there is an explicit connection between the material issues, our strategy and the actions we have undertaken for a coherent response to the issues. As integration of the United Nations' Sustainable Development Goals (SDGs) is an important part of our strategy, we have also prioritised the relevant SDGs and included a detailed mapping of the issues and our actions to subsets of each goal where we may contribute wholly or in part to its achievement (**1** UN resolution – Transforming our world: the 2030 Agenda for Sustainable Development). This mapping does not reflect specific internal targets, but does strengthen our continued work to align our business agenda more closely to a societal one.

1 *www.un.org/ga/search/view_doc.asp?symbol=A/RES/70/1&Lang=E*

OUR 2030 ASPIRATIONAL GOALS
of the Sustainable Development disciplines

Shifting the dialogue from reactive to forward thinking…



SAFETY
Workplaces free of injury and harm

- Embedding and integrating safety into the business
- Risk management to drive workplaces free of harm
- Enabling safe operations through line management
- Critical control modelling for next generation protection

Prioritised discipline SDGs

3 GOOD HEALTH AND WELL-BEING

HEALTH
Healthy employees and healthy communities

- Strengthening organisational capability and health risk management to eliminate occupational exposures above set limits
- Company health initiatives to optimise fitness for work
- Community health initiatives – strengthening health systems; responding to epidemics; calculating tangible value to the business

Prioritised discipline SDGs

3 GOOD HEALTH AND WELL-BEING

ENVIRONMENT
Zero harm and equitable use of natural resources

- Risk management to drive zero harm – elimination of harmful discharges
- Leveraging our position in land and water as a catalyst to create value beyond our traditional scope of influence
- Driving integrated closure management across the mine cycle

Prioritised discipline SDGs

6 CLEAN WATER AND SANITATION
12 RESPONSIBLE CONSUMPTION, PRODUCTION
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION
15 LIFE ON LAND

GOVERNMENTS AND COMMUNITIES
Communities are self-sustaining – free from poverty and inequality

- **Communities** – strengthening institutional capacity, establishing strong partnerships and creating alternative industries
- **Governments** – strengthening institutional capacity, influencing for policy certainty and establishing strong partnerships

Prioritised discipline SDGs

1 NO POVERTY
10 REDUCE INEQUALITIES
8 DECENT WORK AND ECONOMIC GROWTH
11 SUSTAINABLE CITIES AND COMMUNITIES
9 INDUSTRY, INNOVATION, INFRASTRUCTURE
17 PARTNERSHIPS FOR THE GOALS

SECURITY AND HUMAN RIGHTS
No human rights violations and communities assist in protecting our business

- Integrating and embedding Security and Human Rights into all business processes
- Resilient security systems enabled by technology and intelligence – driving a predictive and pre-emptive approach
- Community involvement and partnering in Security and Human Rights issues

Prioritised discipline SDGs

16 PEACE, JUSTICE AND STRONG INSTITUTIONS
10 REDUCE INEQUALITIES
17 PARTNERSHIPS FOR THE GOALS

SDGs APPLICABLE ACROSS THE DISCIPLINES

- Safety
- Health
- Environment
- Governments and communities
- Security and human rights

Prioritised discipline SDGs

4 QUALITY EDUCATION
9 INDUSTRY, INNOVATION, INFRASTRUCTURE
5 GENDER EQUALITY
17 PARTNERSHIPS FOR THE GOALS

SECTION 1

ABOUT ANGLOGOLD ASHANTI

AngloGold Ashanti, an independent, international gold mining company with a globally diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa. Measured by production, AngloGold Ashanti is the third-largest gold mining company in the world.

IN THIS SECTION

3.4Moz
Production from operations decreased from 3.8Moz in 2017

$773/oz
Total cash cost at lower end of guided range between $770 to $830/oz

$976/oz
All-in sustaining costs down 7% year-on-year

ZAR 0,95
Dividend of ZAR 95 cents per share declared, given strong cash flow performance

CORPORATE PROFILE

AngloGold Ashanti, an independent, international gold mining company with a globally diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa.

Measured by production, AngloGold Ashanti is the third-largest gold mining company in the world.

Our portfolio of assets

As at 31 December 2018, our portfolio of 14 operations in nine countries included long-life, relatively low-cost operating assets with differing orebody types, located in key gold-producing regions around the world. These operating assets were supported by three greenfields projects in a tenth country and a focused global exploration programme.

Our operations and greenfields projects are grouped into the following regions: Continental Africa, Americas, Australasia and South Africa.

Our footprint `102-45`



CORPORATE PROFILE CONTINUED

Our business

Our business activities span the full spectrum of the mining value chain – from exploration through mining to the production of refined gold and its sale. Our activities also include mitigating our impact on the communities and environments in which we operate.

To maintain and strengthen our social capital, we aim to create sustainable value for shareholders, employees, and social and business partners through safe and responsible mining and discipline in the allocation of capital.

Over the past five years, AngloGold Ashanti has transformed itself by increasing efficiencies and competitiveness, focusing on safety and sustainability performance, improving margins, containing operating and overhead costs, and generating positive cash flows, in line with our strategic objectives.

Our organisational and management structures align with global best practice in corporate governance. By using our human capital efficiently, group support functions cover planning and technical, strategy, sustainability, finance, human resources, legal and stakeholder relations. The planning and technical functions focus on identifying and managing opportunities, maintaining long-term optionality, and ensuring the optimal use of our intellectual capital through a range of activities that include brownfields and greenfields exploration as well as innovative research focused on mining excellence.

Our exploration programme is aimed at establishing an organic growth pipeline to enable us to generate significant value over time. Greenfields and brownfields exploration is conducted in both established and new gold-producing regions, through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings.

Our world-class greenfields discoveries include La Colosa, Gramalote and Quebradona (Nuevo Chaquiro) in Colombia.

CORPORATE STATUS UPDATE

- Restructuring of South Africa region continued. Sales of Moab Khotsong and Kopanang were successfully concluded on 28 February 2018

- Following ratification by the Ghana parliament of agreements reached with government during 2018, the redevelopment of Obuasi began in January 2019

- Closure on track at Yatela and its sale is pending, subject to fulfilment of conditions precedent

- All other assets operational



Our product

Once mined, gold ore is processed into doré (unrefined gold bars) on site and dispatched to precious metals refineries for refining to a purity of at least 99.5%, in accordance with the London Bullion Market Association's standards of 'good delivery'. The refined gold bars are then sold directly to bullion banks.

While gold is our principal product, some minor by-products also make up a small proportion of our manufactured capital output. By-products are silver in Argentina and sulphuric

acid in Brazil. In compliance with all applicable legislation, great care is taken to ensure the safe production, transportation and storage of sulphuric acid, which is a hazardous material.

Following the sale of the Vaal River operations, effective 28 February 2018, which included the uranium producing unit, AngloGold Ashanti no longer produces uranium.

Shareholders and their shareholdings

AngloGold Ashanti has a diverse spread of shareholders that includes some of the world's largest financial institutions.

Government and other interests

The government of Ghana holds 173,650 shares and 0.04% of total shares in issue in AngloGold Ashanti with the respective national governments in the DRC, Guinea and Mali holding direct interests in our operating subsidiaries or joint ventures in those countries. In Argentina, Fomicruz, a state company in the province of Santa Cruz, has an interest in Cerro Vanguardia. For more information see page 8 of the <IR> **1**

Our listings

The primary listing of the company's ordinary shares is on the JSE in South Africa. Its shares (or depository receipts) are also listed on the New York, Australian and Ghana stock exchanges.

HOW WE CREATE AND SHARE VALUE

Economic value generated ($m)

	2018	2017
Sales of gold and by-products	3,943	4,510
Interest received	17	15
Royalties received	10	18
(Loss) / profit from sales of assets	(20)	8
Income from investments	95	7
Total	**4,045**	**4,558**

$4,045m
Economic value generated during 2018

Economic value distributed – 82% of value generated ($m)

	2018	2017
Suppliers – includes procurement of goods and services, operating costs, rehabilitation and exploration	**$1,676m** (41% of value generated)	1,839
Employees – includes salaries and wages paid and investment in training and development	**$713m** (17% of value generated)	1,002
Government – includes current tax, royalties, tax paid on behalf of employees and production, property and other taxes	**$714m** (18% of value generated)	659
Providers of capital – includes finance costs, unwinding of obligations and dividends paid	**$202m** (5% of value generated)	208
Community – includes region-specific socio-economic development programmes in relation to our social licence to operate	**$21m** (1% of value generated)	27
Total	**3,326**	**3,735**

Aligning with the SDGs

Related SDGs

12 RESPONSIBLE CONSUMPTION, PRODUCTION	16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS	

1 NO POVERTY	5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH	10 REDUCE INEQUALITIES

12 RESPONSIBLE CONSUMPTION, PRODUCTION	16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS	

8 DECENT WORK AND ECONOMIC GROWTH	17 PARTNERSHIPS FOR THE GOALS

3 GOOD HEALTH AND WELL-BEING	4 QUALITY EDUCATION
6 CLEAN WATER AND SANITATION	11 SUSTAINABLE CITIES AND COMMUNITIES

OUR 2018 PERFORMANCE

$3.3bn
Economic value distributed; of this
$0.947 billion was paid to employees as
salaries and wages and $21 million spent
on community and social investment

53%
Reduction in all occupational
disease frequency rate

36%
Improvement in all
injury frequency rate



$1.6bn
Spend with local suppliers



3.4Moz
Produced in 2018 (2017: 3.8Moz)

$976/oz
All-in sustaining costs at lower
end of the guided range

44,249
Average number of employees

SECTION 2

LEADERSHIP MESSAGES

AngloGold Ashanti's leaders play an active role in the company's sustainable development performance – from a governance level to overseeing business activities. This section provides insight into how sustainable development is viewed and managed from the most senior level.

IN THIS SECTION

Building
quality relationships

Strengthening
social licence to operate

Aligning
strategy with SDGs

Contributing
to the transformation of the mining industry

FROM THE CHAIRPERSON

of the Social, Ethics and Sustainability Committee

The 2018 AngloGold Ashanti Sustainable Development Report represents the company's continuing efforts to use the discipline as a source of innovation for conducting the exploration and mining of our products in a way that is legally, economically, socially and environmentally responsible.



Nozipho January-Bardill
Chairperson of the Social, Ethics
and Sustainability Committee

The company has moved away from using sustainability as a compliance driven and reporting function, to an executive, board, and in some instances, shareholder driven strategic imperative for generating real value for stakeholders and contributing to the transformation of the mining industry.

Our sustainability strategy is not only a driver of innovation. It overarches the company's business strategy to create value from exploiting a non-renewable resource for our shareholders, our employees, the governments and communities that have entrusted us with the legal, social and environmental licences to operate.

We are aware that shareholders are pressing for leaner operations, greater returns on investments and more diligent measures to avoid risks related to environmental degradation. We are tuned in to the fact that host country governments are reviewing mining contracts and codes and insisting that minerals are a public resource that can boost national economies and GDP's. There are rising concerns around artisanal and illegal mining and the associated life-threatening risks to which they are exposed. Our company is aware that citizens seek increased transparency and accountability through more constructive dialogue, active participation in solving industry problems and fairer procurement opportunities. Similarly, women – inside and outside the industry – do not wish to be excluded from

employment in the sector and from occupying senior board and executive positions. They wish to play a more visible and significant role in re-imagining and building a more sustainable and responsible mining sector.

In this context, AngloGold Ashanti strives to see the opportunity that these realities present and to use this knowledge as well as its understanding of the technical complexities and inherent risks of operating mines in poor and more developed countries, to inform its strategic short- and long-term sustainable business goals. Our practices are informed by internal values and ethics, by external government policies and regulations, by the provisions of our own bill of rights in the South African Constitution, the Mining Charter, and by the guidance and international standards of good practice provided by multilateral agencies such as the United Nations Global Compact, the International Council on Mining and Metals, the World Business Council for Sustainable Development and others. These institutions play a key role in supporting the industry's efforts to create sustainable futures through responsible mining.

In 2017, the company took the bold step of aligning its business strategy with the 2030 SDGs. It entered into a partnership relationship with the Minerals and Metals Initiative at the University of Cape Town to explore ideas on how research in mining and AngloGold Ashanti's experience and expertise can jointly contribute to shifting the sector into a more sustainable paradigm.

Bold and ethical leadership, collaboration and a willingness to work outside traditional and limiting silos can create opportunities that realise the full potential of employees and build trustful and harmonious relations with states, communities, industry peers, investors and suppliers.

In line with the requirements of the King IV Report on Corporate Governance and to ensure that the company remains a responsible corporate citizen, the Social, Ethics and Sustainability Committee continues to play an active role in the governance of the company's sustainable development activities.

The committee actively monitored the company's employment equity, diversity and inclusion, health of discipline and localisation strategies. It also paid attention to gender parity, social investment, local procurement, as well as strategies related to engagement with civil society activists in the mining sector, legal compliance and whistle blowing.

In conclusion, the report seeks to be an honest and transparent reflection of our sustainability challenges and the actions we have taken to address them effectively to achieve our business goals. While we acknowledge that much more work remains to be done, as Chairperson of the Social, Ethics and Sustainability Committee, I remain optimistic about the direction we are pursuing and am confident that we will remain resolute in enhancing the stakeholder trust we are building and achieving and maintaining our legal and social licences to operate.

FROM THE DESK OF THE CEO

AngloGold Ashanti's conduct as a corporate citizen and the way we, as an organisation, meet our commitments to all stakeholders, is fundamental to how we fulfil our role as an important part of the societies in which we operate.



Kelvin Dushnisky
Chief Executive Officer

Like any global mining company, AngloGold Ashanti has a range of important stakeholders which at times may have somewhat different or even conflicting expectations.

Our aim is to manage these expectations sensitively and respectfully, underpinned not only by a clear view of the opportunities the business has, but also an honest discussion of the risks, challenges and trade-offs the business faces as it looks to unlock value from the responsible development of a precious – and finite – natural resource. At all times we aim to find mutual benefit and to exist in harmony with those influenced by our activities.

To this end, this report includes a discussion around our aspirations with respect to the 2030 sustainable development goals we have set, and the work done to integrate the SDGs into our strategy.

Our sustainable development strategy and performance remains a foundational aspect of our business. We see the successful implementation of this strategy as an enabler of business success; and so meeting our sustainability commitments is as important as achieving targets in cost management, production and profitability. It is core to our business, a line accountability and essential to maintaining our license to operate.

In giving effect to our strategy we have continued to focus on the two important aspects of building trust with our stakeholders and enhancing the quality of solutions we develop and apply in responding to challenges. These two aspects are critical as we navigate the complex political, economic and social challenges facing the mining industry.

In building trust, we recognise the need to always act with integrity, to deliver on our commitments and to invite our stakeholders to participate in developing shared solutions for our common challenges. We strive to create an environment that nurtures innovation and integrates all aspects of sustainable development into the core of our business operations. We recognise that this is a journey rather than a destination, and one which we embrace the need to continually improve.

In this sustainable development report, we seek to present an honest reflection of the progress we have made, while acknowledging the significant challenges we still face in achieving our goals. Achieving our lowest All Injury Frequency Rate was overshadowed by the tragic loss of three colleagues early in the year due to workplace accidents. Similarly, while we have seen continued reduction in occupational diseases across the company, these diseases have not yet been eliminated, and we have continued to record cases of Silicosis and Noise Induced Hearing Loss.

We are also mindful of emerging occupational diseases such as those related to diesel particulates, and public health challenges common in many of the countries where we operate. This clearly indicates that much work remains to create workplaces free of injury and illness, an endeavour we are undertaking in our own right and also as part of a number of industry forums. Similarly, we continue to cooperate with our peers to find improved ways to protect the environment, minimise our use of natural resources such as land, water and energy – scarce resources that we share with our hosts.

While we are proud of the progress made in embedding a culture within our business of respecting and advancing human rights, there is conflict we face and must constructively address with various communities adjacent to our operations. While we recognise that mining is an important driver of economic development – particularly in emerging economies – we also know well that it is by its very definition a disruptive enterprise with impacts that must be carefully managed and mitigated.

We need to work hard to improve the dialogue with our neighbours in order to mitigate their concerns, incorporate their input in the development and operations of our assets, and continue to enhance their benefit in the form of local content in the procurement of goods, services and meaningful skills development. This is the true path to improving the license to operate.

Going into 2019 and beyond, we remain resolute in our commitment to sustainable development. We welcome your engagement with the report and invite your comments and questions to sustainability@anglogoldashanti.com.

THE VIEW OF EXECUTIVE VICE PRESIDENT,

Sustainable Development

Sustainable development in AngloGold Ashanti is characterised by a continued maturation journey in the face of a challenging business landscape.



David Noko
Executive Vice President,
Sustainable Development

Our operating environments, particularly those in emerging economies, reflected the trend of increasing tensions across political, social and economic aspects. Central to this is the expectation – of host countries and communities – for a greater share of the benefits from mineral resources.

While these trends occur over time, the steady progression is interspersed by periods of heightened tension. This is often associated with impending elections in host countries, or with changes to national political leadership. In this setting, the mining sector is commonly brought into focus as a political, economic and social issue. This calls for us to be mindful of the dynamics affecting our business, and to establish meaningful relationships with all constituencies so that they experience a fair deal from our mining activities, in a way that is enduring beyond national political changes.

The quality of relationships we share with local communities – especially where they have a stake in our business success – is an important determinant of our business continuity and competitiveness. Increasing our sustainability maturity as a company and moving through the stages of being reactive and compliant to being proactive in responding to challenges, is essential to nurturing relationships based on trust and mutual benefit. In 2018, we continued this maturation journey, and while we have not reached a consistent state of proactiveness, we remain resolute and have demonstrated progress.

Our ongoing trajectory is reflected in various highlights during the year, all building on the foundation created over the past few years. Following the setting of aspirational sustainable development goals in 2017, we made further progress in aligning our work to achieving those SDGs that are relevant to our business. This included understanding how our activities map and contribute to specific criteria of our prioritised SDGs, as outlined in the landmark United Nations General Assembly resolution on "Transforming our world: the 2030 Agenda for Sustainable Development". Linked to this, all sustainability disciplines completed roll out of the company sustainable development framework, with the development of three-year work plans.

Work to integrate sustainable development into core business operations continued, the most notable being strengthening sustainability input into business projects and collaborating closely with the company supply chain department to strengthen the local mining value chain. This collaboration gave rise to a company policy on local procurement. We anticipate that as sites make progress toward meeting the policy requirements, we will see a step change in local value chain strengthening. We also expect that this will have a positive and far reaching influence on the quality of relationships we share with local communities and host countries.

Progress on our journey has also been reflected in our performance. Protecting people from harm and striving toward workplaces free of injury continued to receive attention at the highest levels in the company, as well as being embedded into the daily work of all employees. With our focus on risk management and ensuring that critical controls are actively monitored and effective, we continued to see improvements in our safety performance. This approach has been extended to addressing health risks and contributing to healthy employees and healthy communities. We continued to show progress in reducing moderate and reportable environmental incidents, as well as in improving energy efficiency and reducing greenhouse gas emissions. Our dedicated focus on respecting human rights continues, and we are pleased to report that no human rights violations were recorded during the year.

In 2018, challenges with illegal mining persisted, and while fatalities relating to illegal mining on our tenements are beyond our immediate control, we continue to report on them transparently. We also work closely with local authorities to address this complex challenge.

Going forward we will maintain efforts to strengthen our social licence to operate, integrating sustainable development into the business and enhancing collaboration with stakeholders as we strive to ensure mutual benefit to all stakeholders. In this light, we will also continue to refine our strategy and the actions required to demonstrate good corporate citizenship, and our contribution to achieving a world that we all aspire to.

DELIVERING
ON OUR SUSTAINABLE
DEVELOPMENT STRATEGY

Our sustainable development strategy has since 2018 integrated sustainability principles across all disciplines and into the business to progress from meeting compliance to generating and sharing value. In 2018 we continued this journey to strengthen our approach, further integrate into the business for greater impact, and extending engagement for collaboration, learning and transparency.

IN THIS SECTION

Continued
translation of the strategy

Deeper
integration into the business

Engaging
with external stakeholders


STRATEGY FOR SUSTAINABLE DEVELOPMENT



SUSTAINABLE DEVELOPMENT JOURNEY

2017

2015

2018

2016

2014

2013

Consolidation and pushing 2018

the boundaries

Deepening integration into the business and value chain

Strengthening connections between business activities and the SDGs

2013

Current phase of the sustainable development journey begins

Developing a common strategic framework

Inward focus with varying degrees of discipline maturity

2014

Integrating the disciplines

Guiding principles and philosophies embedded into discipline work

Common language and approach

2015

Integrating into the business

Strengthening credibility of sustainable development portfolio

Sustainability conversations shift from meeting compliance to generating value

2016

Leverage off the foundation

Targeted integration into strategic business processes

Pockets of excellence observed. Mapping the SDGs to material issues

2017

Outward focus and collaboration

AngloGold Ashanti University of Cape Town partnership for thought leadership and innovation

Operationalising SDGs – 2030 aspirations set with step change activities


SUSTAINABLE DEVELOPMENT STRATEGY



AngloGold Ashanti's sustainable development landscape is complex, and while there have not been any fundamental shifts over the past few years, the nuances of the challenges faced continue to evolve over time. With most of the company's operations located in emerging economies, the global challenges of poverty and inequality assume greater prominence, setting the tone for how dynamics within our business environment unfold.

Through our annual materiality process, challenges and opportunities are evident across the political, economic, social, technological, legal and environmental dimensions. We face political uncertainty or instability in various jurisdictions, often associated with policy and regulatory uncertainty. Weak public institutions, along with economic hardship in these countries aggravate the challenge. The social dimension continues to be an increasingly influential aspect of our evolving sustainable development landscape. Heightened stakeholder expectations for the mining sector to contribute to socio-economic development need to be understood and addressed in a way that builds trust, yet balanced with the core business requirement to ensure profitability within the laws and norms of society. We continue to see convergence of social licence to operate and legal requirements for licencing and operating, and this is one of many examples of interrelationships and interdependencies between all the dimensions of the terrain we operate in. These interrelationships create both opportunities and threats.

A key example of the opportunity-threat paradox, is in the application of new technology to shift performance. Technology and its application connects to each of the political, economic, social, legal and environmental dimensions of sustainability. On the one hand, embracing technology in the mining industry, which has lagged other sectors, is essential for improving industry efficiency, productivity, sustainable performance and competitiveness. On the other, in emerging and labour-intensive economies it may be perceived as a threat to already high levels of unemployment. Grappling with these complexities is the nature of sustainable development.

The United Nations' SDGs provide a unique opportunity to elevate the conversation from trade-offs to collective and collaborative solutions. Together with the African Union 2063 Agenda, and the National Development Plans of countries where we operate, they provide a framework for us to work and live harmoniously with our stakeholders to achieve economic development, societal well-being and environmental protection.

The materiality process, and the selection of the material issues reported on, validates the company view on the challenges and opportunities we face as well as our strategic approach and actions in responding to them.

Our actions in 2018

In 2018, we continued the journey outlined in the 2017 Sustainable Development Report [1]. The work followed three main themes: continued translation of the strategy through the sustainable development discipline to strengthen a coherent approach; further integration into the business for greater impact; and extending external engagement for collaboration, learning and transparency.

Continued translation of the strategy

During the year, the Group Community, Government Affairs, Group Security and Human Rights strategies were reviewed and aligned to the Group Sustainable Development strategic framework. The process followed was the same as that followed for Safety, Health and Environment and reported on previously [1].

SUSTAINABLE DEVELOPMENT STRATEGY CONTINUED

This process completed the roll out and alignment of the sustainable development strategic framework through all the sustainability disciplines in AngloGold Ashanti, with key outcomes including clarification of the discipline 2030 aspirational goals, determining the strategic focus areas to frame the work to be done, prioritisation of the relevant SDGs and the development of three-year work plans toward achieving the goals.

Furthermore, developing a coherent set of actions for each strategic focus area and using these to further prioritise the SDGs enabled a detailed analysis of how we contribute to achieving selected targets within the SDG themes. In this way, our contribution to achieving the SDGs is embedded into the sustainable development strategy and the work done to translate the strategy into action. The links between our strategy and the SDGs are reflected in each material issue of this report.

Deeper integration into the business

The concept of integrating sustainable development into business processes and activities is well recognised as an important means to enhance sustainability outcomes and is a key aspect of our sustainable development strategy. All sustainability disciplines have incorporated this work as a strategic focus area.

During the year, work was done across two broad streams of activities. Firstly, sustainability disciplines continued to strengthen their interaction with business operations at all levels, considering both project development and ongoing operations. Secondly, collaboration with the supply chain team continued, with development and rolling out of a company local procurement policy which enables local supply chain strengthening in the jurisdictions where we operate. This two-pronged approach is helping to increase line accountability for business sustainable development outcomes, and to enhance the positive impact of our operations on stakeholders.

Engaging with external stakeholders

As part of AngloGold Ashanti's sustainability maturation journey, in 2018 we progressively extended our engagement with external stakeholders for collaboration, learning and transparency. This enabled a more critical review of our strategic approach, and a greater contribution by the company to positively influence the mining sector's sustainable development agenda.

In addition to engaging through industry bodies, various agencies and governments at international and national levels, two notable engagements were:

- continuation of the partnership between AngloGold Ashanti and the University of Cape Town in South Africa; and
- active participation in the Responsible Mining Index process.

In the 2017 Sustainable Development Report we described the partnership between AngloGold Ashanti and the University of Cape Town, with the selection of two projects for collaboration. The first was a thought-leading multi-stakeholder workshop on "Green Mining: Beyond the Myth" and the second focused on our approach to embedding the SDGs into the business strategy. The proceedings of the multi-stakeholder workshop, which included innovative thinking on concepts in the mining sector and explored complex challenges and dilemmas faced by the industry, were consolidated into a publication under the same name. The book was launched in February 2018, as the first open access partnership product.

Later in the year, the collaborative work to embed the SDGs into business strategy was published by the University of Cape Town as a working paper entitled "Embedding the Sustainable Development Goals into Business Strategy and Action". The working paper described the AngloGold Ashanti case study and converted the learning into a toolkit enabling a step-by-step application of the process by any company, in any sector wishing to pursue a similar journey. During its development the toolkit was reviewed by various stakeholders and experts including from the Embedding Project and the United Nations Development Programme (UNDP) 1.



The Responsible Mining Index Assessment commenced in 2017, continuing into 2018 with the release of the report in the first half of the year. Using an evidence-based approach, the assessment covered 30 mining companies, focusing on company policies and practices across various Economic, Social, Environmental and Governance aspects. The index is underpinned by a philosophy that mining should benefit the economies, improve the lives of people and respect the environments of host countries, while also benefitting mining companies in a fair and sustainable way. In actively participating in the assessment, AngloGold Ashanti experienced it as an opportunity for an honest and transparent reflection on our strategy and performance, as well as one to learn from our peers and work towards continuous improvement.

Our performance

In reviewing our performance, we consider our self-assessment of progress in improving our sustainable development maturity level as well as ratings we have attained from external indexes.

As with previous years we used three rating categories namely: reactive, compliant and proactive, to assess our maturity in each strategic focus area.

1 www.toolkit download



SUSTAINABLE DEVELOPMENT STRATEGY CONTINUED

AngloGold Ashanti sustainable development maturity assessment

Strategic focus areas	Objective	2016	2017	2018
Health of disciplines	Ensure effective structures and competence; actively manage the sustainable development talent pool	↻	≋	≋
Embedding and integrating sustainable development	Business leaders understand sustainable development and it is integrated into business processes and activities	↻	≋	≋
Information and knowledge management	The right information is appropriately captured, shared and used to improve decision making	↻	↻	≋
Engaging with stakeholders and partnerships	Stakeholders and their relationships to the business are understood, and they are effectively engaged to optimise impact	↻	≋	≋
Managing risk	Sustainable development related risks are understood, critical controls are identified and established, and control effectiveness is demonstrated	≋	≋	≋
Capitalising on opportunities	Sustainable development opportunities are systematically identified and used to the benefit of the business, the environment and society	↻	↻	↻
Monitoring, evaluation and reporting with effective governance	The business achieves its sustainable development performance outcomes and effective oversight ensures integrity of the systems in place	≋	✔	✔
Being a catalyst for sustainable and mutual value	The business competences are leveraged to create shared value with stakeholders beyond our immediate scope of influence, enhancing the social license to operate	↻	↻	≋
Communicating sustainable development performance	Internal and external stakeholders are meaningfully engaged on company sustainable development issues and performance	↻	≋	≋
Enabling business competitiveness	Sustainable development initiatives position the company as the leaders in the field – across the mining industry and other sectors	↻	≋	≋

LEGEND



↻ *Reactive*   ≋ *Compliant*   ✔ *Proactive*

Responsible Mining Index

The Responsible Mining Index evaluated the sustainability performance of 30 companies across six dimensions.

Dimension	AngloGold Ashanti relative ranking
Economic development	16th
Business conduct	10th
Lifecycle management	3rd
Community well-being	4th
Working conditions	1st
Environmental responsibility	4th

AngloGold Ashanti performed in the top 10 in five of the six dimensions.

Dow Jones Sustainability Index (DJSI)

The DJSI assesses companies across economic, environmental and social dimensions. In 2018, 75 companies in the metals and mining sector were invited to participate, with 58 being assessed. AngloGold Ashanti's score was in the 86th percentile relative to peers, and the company retained its membership of the DJSI emerging markets index.

FTSE Russell ESG Rating and FTSE4Good Index Series

In December 2018, AngloGold Ashanti retained its status as a constituent of the FTSE4Good Index Series. The Index identifies companies that demonstrate strong environmental, social and governance practices measured against globally recognised standards. In each of these practices, AngloGold Ashanti scored consistently higher than the industry (basic metals) and subsector (gold mining) averages.

STAKEHOLDER ENGAGEMENT

Our approach `102-42` `102-43`

Stakeholder engagement underpins the value creation process and is vital to the success of our business. Our stakeholders are those groups of people who may be affected by AngloGold Ashanti's decisions and/ or activities, and who can in turn influence our activities.

Our stakeholder engagement is informed by our operating environment and our activities. The feedback obtained in stakeholder engagement feeds in to the processes to determine our material issues and our business risks and opportunities. Engagement is driven by the need for us to determine and understand stakeholders' perspectives, views and expectations, and aims to establish and maintain mutually-beneficial relationships. This is especially important in relation to our host communities, one of several important stakeholder groupings with which we engage. Building and nurturing our stakeholder relations is integral to securing and protecting our licence to operate, to addressing our material issues, and to enhancing shareholder value as we execute our strategy.

We engage directly and indirectly with our various stakeholders. Such engagement is regular, transparent, and aligned with our values. Engagement is an inclusive, continuous and two-way process. It is important that we understand stakeholder needs and expectations in order to better manage them; and we in turn provide and share information about AngloGold Ashanti, on our objectives, policies and standards, and our financial, operating and sustainability performance.

Engagement is conducted in line with the King IV principles. Our stakeholder engagement process continues throughout the life cycle of an operation, from exploration through to closure. Our approach is to mindfully partner with our stakeholders to assess, manage (and) or mitigate ethical and regulatory risks.

The board is accountable for stakeholder engagement through some of the board committees, and maintains oversight of material issues concerning stakeholders through the Social, Ethics and Sustainability Committee.

Given the diverse footprint of our business, there is a correspondingly diverse set of stakeholders, each operating within a unique social, economic, political and regulatory context. Engagement takes place either at group level, for an overview of the business as a whole, or at an operating level, with stakeholders who need to understand operational impact and stakeholder influence on the business. In all our interactions with stakeholders we demonstrate our adherence to our corporate values.

Our stakeholders and key topics of engagement `102-40` `102-44` `102-46`

Employees	• Mitigating safety risk, employee wellness and ensuring stable labour relations • Increasing productivity and maintaining focus on strategic objectives • Encouraging a collaborative approach to problem solving
Investment community (includes providers of financial capital, shareholders, investors and financiers)	• Managing expectations, particularly against strategic objectives • Financial and sustainability reporting – periodically and when there are new developments
Governments and regulators	• Mitigating regulatory and political risk • Appraising governments of new developments at operations and projects • Engaging proactively in policy development, regulatory proposals and conflict resolution • Ensuring the benefits of mining flow through to the state at national, local and community levels
Communities	• Managing expectations, upholding human rights and ensuring security of assets and the community • Establishing mutually beneficial partnerships for shared value creation
Industry partners and suppliers	• Working on long-term partnerships, empowering the local population • Coming up with solutions to sector challenges or new developments to promote the industry
Media	• Complements and supplements engagements with many other stakeholders

SECTION 4

MATERIAL ISSUES

Our sustainable development challenge is framed by the material issues facing the company. Our reporting reflects these issues as they were highlighted by the business and our stakeholders. `102-47`

         

PAGES 23-29	PAGES 30-38	PAGES 39-45	PAGES 46-53	PAGES 54-58	PAGES 59-63	PAGES 64-67	PAGES 68-71	PAGES 72-77	PAGES 78-83
01	**02**	**03**	**04**	**05**	**06**	**07**	**08**	**09**	**10**
Employee safety	Employee and community health	Contributing to self-sustaining communities	Responsible environmental stewardship	Integrated closure management	Employee, community and asset security	Artisanal and small scale mining (legal and illegal)	Respecting human rights	Talent management and skills development	Navigating regulatory and political uncertainty and risk

VIDEO CASE STUDIES



The following videos delve deeper into some of the sustainable development projects undertaken during the year. Watch the case studies to get a real sense of what AngloGold Ashanti's sustainability focus involves, and what progress has been made to provide benefits to our stakeholders.

TALENT MANAGEMENT:

FAST-TRACKING CAREER PROGRESSION OF YOUNG TALENT

AngloGold Ashanti places people first. Our board, executive management, and senior leadership know that the successful execution of our business strategy depends on a positive, motivated and engaged workforce. This case study details two programmes in place to develop our future leaders.



SUSTAINABLE DEVELOPMENT
REPORT
CASE STUDY:
TALENT MANAGEMENT: FAST TRACKING CAREER PROGRESSION OF YOUNG TALENT
2018

Watch the case studies here:

www.aga-reports.com/18/sdr#case-studies

STRENGTHENING LOCAL PROCUREMENT

We collaborate closely with our supply chain department to strengthen local mining value chains. This collaboration has given rise to a company policy on local procurement, to endeavour to procure all goods and services locally. This case study examines the policy and provides examples of progress made at two of our operations.



SUSTAINABLE DEVELOPMENT
REPORT
CASE STUDY:
STRENGTHENING LOCAL PROCUREMENT
2018

PARTNERSHIPS FOR MUTUAL VALUE

Forming partnerships is essential to address the complex sustainable development challenges we face. Through partnerships we can make a greater contribution toward achieving the world we all aspire to live in. This case study explains the partnership between AngloGold Ashanti and the University of Cape Town.



SUSTAINABLE DEVELOPMENT
REPORT
CASE STUDY:
PARTNERSHIPS FOR MUTUAL VALUE
2018

EMPLOYEE SAFETY
01

SAFETY REMAINS OUR FIRST PRIORITY

Employee safety was again ranked as the most significant material issue facing AngloGold Ashanti in 2018. Notwithstanding the progressive improvements seen in the company's safety performance over the year, we recognise that as a company, we will continue to be defined by our ability to protect employees from injury and harm.

During the year, understanding and managing operational risk profiles in challenging operating conditions continued to be a major feature in our pursuit of workplaces free of injury and harm. While the top risks with potential for high consequence events remain unchanged, their intensity varied across the operations with minimal changes from the previous year. Across the company, no new or emerging safety risks were identified.

4.81

All-injury frequency rate. A 36% improvement on 2017.

EMPLOYEE SAFETY CONTINUED

Focus	TOP RISKS	Relative intensity 2017 - 2018
South African operations	• Ground control	▶
	• Vertical transport	▶
	• Rail-bound transport	▼
International operations	• Heavy mobile equipment	▶
	• Light vehicles	▶
Common across operations	• Fires	▶
	• Explosives	▶
	• Electricity	▶
	• Work at heights	▶

▶ Risk intensity remained   ▼ Risk intensity deteriorated

Reduction of the South African asset base during the year decreased the number of operations with high-risk profiles, with the potential for fewer events occurring across the company. Apart from rail-bound transport, this did not change the inherent risk associated with the retained operations. The decline in rail-bound transport risk in South Africa, is largely due to the established use of technical controls at Mponeng mine, including collision avoidance devices, front-driven locomotives and electronic remote signaling.

Seismic risk continued to present a significant challenge in relation to ground control. Additionally, elevation of risk due to business rationalisation and changes in organisational structures required a heightened focus on change management.

There were no significant organisational changes or operational interventions affecting the overall risk profile of the international operations. It is anticipated that the progressive expansion of underground mining in the international operations will not materially change the risk profile, as the mining methods undertaken are mechanised in nature.

The regulatory landscape in all jurisdictions continued to be monitored regularly, and no changes materially influenced safety practices. Emerging regulatory changes are also not expected to significantly change practices in the company. From a certification and standards perspective, in February 2018, the ISO 45001 standard was issued to replace use of the OHSAS 18001 assessment series.

Our actions in 2018

In 2017, we reported on enhancing our safety approach to achieve our 2030 aspiration of creating workplaces free of injury and harm [1]. This included establishing a set of strategic focus areas, along with three-year workplans directing efforts toward achieving our goals.

In 2018, activities centred around continued implementation of the strategy, with good progress being made across several areas.

Ensuring health of the safety discipline

A review of the safety Health of Discipline Framework was concluded in July 2018. The framework focuses on ensuring integrity of the safety function across the group, and defines the safety structures, competences and talent management requirements to achieve group safety and business objectives. The review included working together with group human resources as well as mining and other technical disciplines to ensure alignment with the company approach and to strengthen integration of safety into the business.

Following completion of the discipline framework, a series of professional technical competency assessment tools were developed for roll out in the first quarter of 2019. To enable roll out, the framework design, along with the competency assessments, have been incorporated into the company-wide TalentSolved® application for talent management.

Embedding and integrating safety into the business

The group safety strategy continued to be socialised and entrenched across the business, with executive and senior operational management approval of plans at the beginning of the year. In continued efforts to integrate safety into the business, a multi-disciplinary Technical Standards Committee was established to provide input to and oversight over the development and review of safety-related standards applicable across the company. Committee members are drawn from mining, engineering and other technical disciplines. This committee reviewed the suite of Major Hazard Control Standards and the updated standards were approved by the Sustainability Policy Review Committee in November 2018. The standards incorporate leading practice requirements for the development of critical controls and other defences to protect employees from harm in the workplace.

Work on integrating safety considerations into the company Operational Excellence programme commenced during the year. This included mapping and translating ISO 45001 concepts to work processes to ensure that methods, such as approaches to risk management, are aligned across the company.

Management of risk to drive workplaces free of injury and harm

In the process of reviewing the Major Hazard Control Standards, all operations updated their gap assessments to evaluate the actions

⬇ 1 www.aga-reports.com/17/download/AGA-SD17-employee-safety.pdf

EMPLOYEE SAFETY CONTINUED

needed to meet compliance. The required actions have been costed and incorporated into the budgeting process. Close out actions are underway.

Compliance with existing critical controls for fatal risk hazards continues to be monitored, with ongoing work to achieve continuous compliance. These critical controls are largely mining process and engineering based, with management of their effectiveness set as a line management accountability. Compliance is incorporated into routine management reporting and performance is presented quarterly to the Social, Ethics and Sustainability Committee of the Board.

In moving toward a more proactive approach, evaluation of critical control failures has been incorporated into investigation and notification of High Potential Incidents (HPIs). This assists in continuing to strengthen the focus on critical control management, as well as improving understanding of the adequacy and validity of the critical controls we have defined to date. Over the past few years, our approach to critical control identification and management and the associated data being collected on individual controls, has enabled us to continue refining knowledge of the specific strength and priority of each control. This goes beyond the traditional approach of categorising controls along the broad hierarchy of elimination, substitution, engineering, administrative and personal controls.

Cross pollinating with learnings from one region to the other, has assisted greatly in uplifting the general quality and compliance of lock out and tag out controls. These controls are considered crucial in preventing fatal injuries.

Through the year, other disciplines in the sustainable development portfolio, and other parts of the business, continued to extend their use of the Bow-Tie risk analysis methodology with critical control identification and monitoring, as pioneered by the safety discipline.

Enabling execution through line management

In 2017, we reported on a benchmarking exercise to evaluate the relevance of culture to safety performance in complex social and economic landscapes. Visits to two sites in India were undertaken. Building on this initial work, in collaboration with DuPont Sustainable Solutions, the company completed assessments of the culture and systems in place at Mponeng and Cuiabá Mines to identify areas for step change improvements in safe production.

The site assessments involved interviews of management, supervisors and professionals across all aspects of the business; visits and observations of meetings and operational activities; as well as a comprehensive documentary review of policies, standards, work procedures and audit findings.

The process of assessment and line management engagement, established a deep understanding of site-specific issues and the



required actions to address them. Actions seeking to shift the culture at the operations, with the elimination of fatal incidents are underway at Cuiabá Mine in Brazil.

The effectiveness of this intervention will be evaluated in 2019, to determine if and how to roll out to other operations in the company.

Monitoring, evaluating and reporting with effective governance

The company continued the progressive shift toward greater use of leading indicators. The main thrust of this has been through critical control monitoring and the identification, investigation and reporting of HPIs.

HPIs continued to be tracked and reported on, with sharing of learnings across the business. In 2018, the process was strengthened and codified for consistent application across the business.

In support of advancing the use of HPIs, a shared learning portal and HPI dashboard has been developed for broader internal use.

The move to using ISO 45001 as a standard has been used to strengthen the internal assurance process, supporting increasing maturity of our safety systems. Work has included reviewing internal safety standards and practices, along with the assessment protocols used. Alignment of company tools and protocols to ISO 45001 is expected to be completed in early 2019.

Parallel to, and in support of, the company move to migrate from OSHAS 18001, Sunrise Dam gold mine attained ISO 45001 certification during 2018. Other company operations will be working toward ISO 45001 certification over the next three years.

EMPLOYEE SAFETY CONTINUED



SHARING AND LEARNING FROM **HPIs**

ALERT 1

ALERT 2

HPI / incident

Investigation completed

Alert 1 completed

Alert 2 completed

Key mechanics of incident understood

Consultation with COOs

Decision taken to conduct organisational deep dive

Deep dive notification

In conjunction with technical heads

Specific focus areas

Specific target population

Site verification

Audit

Review

Verification

Implementation

Uploading of portfolio of evidence

Audit/implementation documentation

Verification letter

Highlighting lessons learnt

Opening of case

Opening up of case in shared learnings portal

Close out

Collating of evidence

Executive summary and close out report

Critical learnings notification

LEGEND
- *Site*
- *Group safety*
- *Critical learning notification*

Alignment with the Sustainable Development Goals (SDGs)

For the company 2030 aspiration of "Workplaces free of injury and harm" we have prioritised SDG 3, which focuses on ensuring healthy lives and promoting well-being for all at all ages. While the subset of targets in the goal have limited focus on occupational safety, our work contributes in part to SDG 3 targets 3.6 and 3.9.

Refer to page 85 for additional detail.



EMPLOYEE SAFETY CONTINUED



Our performance

Sadly, in the first four months of the year the company experienced three fatal injuries. Two of these occurred in South Africa and one at the international operations in Brazil. We remain committed to achieving our objective of zero fatalities.

The group AIFR of 4.81 for 2018, represents an improvement of 36% compared to 2017. This is the best in the company's history and was predominantly driven by the de-risking of the South Africa Region Operations which reported an AIFR improvement of 19% from 12.68 to 10.25 compared to 2017. Testimony to these successes, the South Africa Region Surface Operations was recognised by MineSafe as the most improved mining operation on a year-on-year basis. MineSafe is an industrial body representing a collaborative effort between mining companies, employee bodies and the South African Department of Mineral Resources, and the award is MineSafe's highest ranking prize. The International Operations' AIFR deteriorated 15%, from 2.00 to 2.29.

Reporting of High Potential Incidents continues to heighten awareness, facilitate organisational learning and effect more robust controls. Although the number of reported incidents is trending down, the continued occurrence of HPIs is an indication that residual Operational Risk Profiles remain high, with consequent vulnerability. During the year, we saw 33% fewer HPIs vs 2017, from 210 down to 140.

IN MEMORIAM

Mr Heber de Oliveira Temoteo
(29 January 2018)
Electrocution incident,
Cuiabá Mine

Mr Sikheto Mathebula
(23 February 2018)
Rail-bound transport incident,
Moab Khotsong Mine

Mr Palo James Machini
(7 April 2018)
Seismic event, Mponeng Mine

Progress of activities and embedding the safety strategy across the business

Safety maturity assessment		2016	2017	2018
Health of disciplines	Ensure effective structures and people competence, and actively manage the safety discipline talent pool	⟳	▨	✓
Embedding and integrating sustainable development	Business leaders understand safety management and it is integrated into business processes and activities	▨	▨	▨
Information and knowledge management to enable learning	The right information is appropriately captured, modeled, shared, and used to improve business decision making – enabling continuous and step change progress to achieve the goals	⟳	✓	✓
Management of risks to drive workplaces free of injury and harm	Current and emerging health risks are understood, critical controls are identified and established, and control effectiveness is demonstrated. Risk management is applied in a dynamic and responsive way	▨	▨	▨
Enabling execution through line management	Safety practitioners influence, enable and coach operators to drive superior safety performance	▨	▨	▨
Monitoring, evaluation, reporting with effective governance	The business achieves its safety performance outcomes and provides oversight ensuring integrity of the system	▨	✓	✓
Communicating with internal stakeholders on safety performance	Targeted communication increases understanding of the safety business and mobilises support across the organisation for improved performance	▨	✓	✓
Communicating with external stakeholders on safety performance	Effective communication on safety performance positions the company as a responsible citizen beyond compliance	▨	▨	▨
Critical control prioritisation for optimal protection	Mathematical modelling distinguishes cost-effectiveness between a range of critical controls enabling better choices	⟳	⟳	▨

LEGEND

⟳ *Reactive* ▨ *Compliant* ✓ *Proactive*

EMPLOYEE SAFETY CONTINUED

Compliance with standards and safety culture maturity

Safety framework maturity	2016	2017	2018		2016	2017	2018
Strategic planning, goals and targets	✓	✓	✓	Safe work practices	✓	✓	✓
Corporate governance, legal and other requirements	▧	✓	✓	Change management	↻	↻	▧
Safety leadership and accountabilities	▧	✓	✓	Contractors, suppliers and partner selection and management	▧	▧	✓
Co-design and conversation	↻	▧	✓	Hazard and risk management	↻	▧	✓
Awareness, training and competence	▧	✓	✓	Incident management	▧	✓	✓
Occupational environment, health, wellbeing and fitness for work	✓	✓	✓	Emergency response, crisis management and business continuity	▧	▧	✓
Design, construction, commissioning, decommissioning and closure	▧	▧	▧	Technology, research and development	↻	▧	▧
Procurement and disposal	▧	✓	✓	Knowledge management	▧	▧	▧
Operational and asset integrity	▧	▧	✓	Performance management	▧	✓	✓
Work planning	▧	▧	✓	Learning and experience	▧	✓	✓

LEGEND

↻ Reactive   ▧ Compliant   ✓ Proactive

All injury frequency rate
(per million hours worked)



Fatal injury frequency rate
(per million hours worked)



Lost time injury frequency rate
(per million hours worked)



Occupational fatalities
(number of fatalities)



Injury severity rate
(per million hours worked)



High-potential incidents
(per million hours worked)



☐ EMPLOYEE SAFETY CONTINUED

Safety

Indicator	2018	2017	2016	2015	2014
All injury frequency rate (per million hours worked)					
Americas	3.97	3.29	3.96	5.61	3.79
Continental Africa	0.49	0.39	0.51	0.50	1.56
South Africa	10.25	12.68	12.02	10.81	11.85
Australasia	9.14	8.53	9.49	8.56	10.73
Fatal injury frequency rate (per million hours worked)					
Americas	0.05	0	0.05	0.05	0.09
Continental Africa	0	0	0	0.03	0
South Africa	0.07	0.11	0.09	0.13	0.06
Australasia	0	0	0	0	0
Lost time injury frequency rate (per million hours worked)					
Americas	2.47	1.86	1.33	1.79	1.29
Continental Africa	0.12	0.15	0.13	0.22	0.54
South Africa	8.21	10.08	9.62	8.63	9.29
Australasia	3.12	3.76	5.38	4	3.28
Occupational fatalities (number of fatalities)					
Americas	1	0	1	1	2
Continental Africa	0	0	0	1	0
South Africa	2	7	6	9	4
Australasia	0	0	0	0	0
Injury severity rate (per million hours worked)					
Americas	95	77	59	149	92
Continental Africa	9	3	3	12	12
South Africa	538	582	547	550	511
Australasia	14	5	1	4	0

Group lost time injury frequency rate down by

41%

2018: 3.37 (2017: 5.69)

Group number of occupational fatalities down by

57%

2018: 3 (2017: 7)

EMPLOYEE AND COMMUNITY HEALTH
☐02

KEY FEATURES

IMPROVING OUR PREVENTIVE CAPABILITY

Maintaining the health and well-being of employees and contributing to that of communities is an important aspect of achieving our social licence to operate. In 2018, it remained the company's second most significant material issue. In responding to the challenges, the company has adopted a risk-based approach described in previous reports.

Recognising the variation of operating conditions and circumstances across our business, no significant changes to health risks at individual operations were noted during the year.

3.29

All occupational disease frequency rate. Structural changes have led to a reduced health risk profile.

EMPLOYEE AND COMMUNITY HEALTH CONTINUED

In Continental Africa, communicable diseases present a significant health risk to operations. Malaria is endemic to the countries where we have operations, and disease outbreaks such as the Ebola outbreak which began in May 2018 in the DRC, potentially present a threat to our operations. While this outbreak did not affect our managed operations, in 2014 Siguiri mine in Guinea had direct experience with the large-scale outbreak affecting Guinea, Liberia and Sierra Leone. The greatest burden of disease however, arises from non-communicable diseases which account for over 70% of ill-health absenteeism across the operations. Such diseases include lifestyle related disorders such as hypertension and diabetes. They are generally chronic and require long-term treatment. Important occupational health hazards include noise and silica dust exposure, and these will become more relevant with underground mining at Obuasi and Geita mines. Adding to the challenge, health systems in the areas where we operate often have weaknesses, and company assistance may be required to improve their capability.

In the Americas, infectious disease outbreaks may occur and cause morbidity. This is most commonly due to viral infections. Influenza-type outbreaks are observed seasonally across all the countries where we have operations. In Brazil, a Zika virus outbreak was recorded in 2015-2016 and an increase in yellow fever cases were recorded in 2017-2018. As part

of a global phenomenon, non-communicable disease is a growing challenge and accounts for most of the ill-health absenteeism at our South American operations. On the occupational front, while recorded exposures are fairly low, noise and silica dust remain important occupational hazards. Although no exposures have been identified, cyanide and lead monitoring are also undertaken.

The Australia operations generally have a low health risk profile. As with other operations, non-communicable and lifestyle-related illness are a challenge. Evolving health-related regulatory frameworks also strongly influence operational focus and efforts on managing occupational health challenges. Linked to mining in remote locations and government priorities, high levels of attention have been given to mental illness and fatigue. Additionally, the emerging threat of diesel particulate matter emissions has been a prominent area of focus in Australia, with the mining industry playing an active role in developing appropriate guidelines and a proactive approach to its management.

The most significant changes to AngloGold Ashanti's health landscape during the year related to the restructuring and dramatic footprint reduction of the South African operations. Mining a narrow, hard rock orebody with high silica quartz content and at great depth is associated with risk of developing silicosis, occupational tuberculosis and noise induced hearing loss – the most

significant occupational diseases seen in the South African mining industry. Due to the depth of mining and its labour-intensive nature, our South African operations have historically accounted for over 90% of all occupational disease cases recorded across the company. With the cessation of operations at Savuka and Tau Tona mines in the West Wits area, and sale of Kopanang and Moab Khotsong mines in the Vaal River area, the only retained South African assets are Mponeng mine and Mine Waste Solutions and a closure of business. The workforce has reduced by some 18,800 employees (a 74% reduction). It is anticipated that there will be a more than 50% reduction in occupational disease cases recorded in the company following the structural changes.

Beyond the company and the mining industry, health and well-being are clearly recognised as issues of global importance. This is exemplified by the dedication of one of the United Nations' Sustainable Development Goals – SDG 3 – solely to good health and well-being. The concepts can be seen from different dimensions. As a basic right, poor health and inequitable access to effective health services represents a key vulnerability of marginalised populations. Good health and well-being is also an outcome, one that the world, as represented by the SDGs, is aspiring to. As a central player in the SDGs, good health and well-being is an enabler and has a ubiquitous influence across the raft of goals.

The global positioning of health and well-being reaffirms the importance of employee and community health as a company material issue, and the relevance of our 2030 goal of "Healthy Employees and Healthy Communities". It touches on each of the social, economic, environmental and governance dimensions of sustainable development, and there is a strong case for it to be managed effectively.

Our actions in 2018

Through the detailed health strategy review and revision undertaken in 2017 **1**, a definitive decision was made to shift to a more proactive approach with a greater focus on prevention of disease. 2018 was a year of consolidation and making progress with the three-year work plans developed in the previous year. An important part of the consolidation was to strengthen the coherence of the Global Health Leadership Team. This served to increase the validity and influence of the health voice within the business, and to enable a consistent approach in responding to the diverse health challenges faced.

Health of the discipline

In focusing on the capability of the health discipline we seek to ensure an effective health organisation with appropriate structures staffed by competent people and an actively managed talent pool. During the year a Health of Discipline Framework and Guideline was drafted according to group human resources requirements. The guideline sets out a step

1 www.aga-reports.com/17/download/AGA-SD17-employee-community-health.pdf

EMPLOYEE AND COMMUNITY HEALTH CONTINUED

by step approach to ensure an appropriate health organisation design in the context of the business and health strategies. Competency requirements for each skill category are determined and managing the talent pool with effective succession planning is enabled.

Each step in the guideline pathway is expanded into a series of sub-steps which clarify what needs to be considered for that stage. Expected outcomes and processes to follow for each step are outlined. The guideline enables conversations to be structured, shaping consistent yet locally relevant application at operational levels.

In line with the strategic shift toward greater preventive capability, efforts were made across all areas to ensure competence in occupational hygiene, or to establish adequate access to these specialist skills. For example, in Brazil, a central resource provides a service to all operations in the country, whereas in Australia, based on operational circumstances, an external specialist provider provides the necessary services to Sunrise Dam and Tropicana gold mines.

The greatest challenge was experienced in Continental Africa where local resources are unavailable and utilising expatriate staff does not support a local capability-building agenda. In response, a long-term view was adopted with the selection of six locals from all Continental Africa operations to undergo formal occupational hygiene training with the University of the Witwatersrand in South

Health of discipline guideline pathway



SUPERIOR PERFORMANCE IN ALL BUSINESS CIRCUMSTANCES

Supporting the business context		Building and maintaining capability				Monitoring, evaluating and reporting
1	**2**	**3**	**4**	**5**	**6**	**7**
Understand the business context and strategy	Establish the discipline scope, service offerings and strategic objectives	Determine the required structure, skill mix and work processes	Establish competency framework based on the structure and skill mix	Manage the human capital	Develop people and staff for the future	Monitor, evaluate and report on discipline health

Africa. By the end of the year, three had completed the intermediate programme and were enrolled into the advanced programme. Additionally, the occupational hygienist from Siguiri mine was given accountability to provide oversight and guidance to all Continental Africa operations. Outcomes of the initiative are multi-faceted. Significant preventive capability has been built into the Continental Africa operations and strengthening of occupational hygiene systems over the past year is clear. The

approach has intentionally focused on local skills development, moving beyond a limited health agenda, and contributing to national development in an enduring way.

Managing risk to achieve the goals
In 2018, a common approach to managing health risk gained momentum across the company and significant progress was made. Previously there were pockets of success in various areas, with other parts of the business lagging.

Outstanding Baseline Health Risk Assessments were completed for Sadiola and Tropicana gold mines, and all operations have now met this company requirement. As we continued to strengthen a preventive approach, all operations in Continental Africa completed Occupational Hygiene Risk Assessments. These assessments form the basis of identifying and prioritising occupational health risks facing the business, so that the best approaches to preventing them can be implemented.

EMPLOYEE AND COMMUNITY HEALTH CONTINUED

The management of prioritised health risks is guided by the development of Bow-Tie Risks Assessments (BTRAs) for the selected risks. This approach is used across all sustainable development functions in the business, and we have previously described the rationale and methodology used [1].

Last year we reported that progress was slow in developing Bow-Ties for prioritised health risks at site level. To accelerate progress, completion of BTRAs at a regional level, and the identification and management of critical controls was set as a company key performance indicator, with a stretch target of three BTRAs per region by the end of 2018. All operations were mobilised, and stretch targets were either met or exceeded for all regions. Collectively, 23 health BTRAs were completed by multidisciplinary teams at operational levels. Hazards addressed through the Bow-Ties included silica dust, noise, lead, flammable gases, diesel emissions, underground ventilation, vibration, infectious diseases and mental health. For each Bow-Tie, a control register classifies each control in terms of its type, quality and level of criticality. Accountabilities are assigned, and their development by multidisciplinary teams ensures integration of health risk management into the business with line accountability.

In Brazil, further steps have been taken to embed critical control management by converting the BTRAs into standards. Technical professionals have been assigned hygiene monitoring accountabilities and are

working under the guidance of an occupational environmental engineer who has oversight over all operations. They have also undergone training to meet the standard requirements.

Our 2018 actions to improve health risk management represent a significant maturation step by the health discipline as we make the transition from a frequently reactive approach to being more consistently proactive.

In 2019, it is anticipated that BTRAs will be completed for the remaining identified hazards, and attention will be given to active critical control monitoring and management.

Healthy employees

Work to support the health and well-being of employees, ranges from health education and awareness activities to enabling active diagnosis and management of injury and illness. All operations have a health unit to provide in-house services as appropriate and to coordinate any outsourced services used.

At each operation, health education for occupational and non-occupational conditions routinely happens at induction, and at specific training sessions or during campaigns. Health topics are also incorporated into normal routines in the workplace, such as at pre-shift meetings and toolbox talks.

All operations monitor employee exposure to identified hazards and have scheduled medical surveillance for "at risk" employees. Routine surveillance as active screening and primary healthcare capability at all sites enables early

diagnosis of ill health and on-site management or referral to appropriate facilities. All employees have an equitable medical benefit, either through internal company funding or a medical insurance scheme. Insurance mechanisms covering compensation for occupational injury or illness are in place for all employees.

Healthy communities

Community health challenges vary across the different jurisdictions where we operate. A proactive approach to determining community health initiatives at an operating level is underpinned by a risk-based approach, as well as collaboration with local authorities and communities to establish the community health priorities to be addressed. This forward-looking approach is aimed at preventing ill health and negative impacts to and from host communities while optimising health and wellbeing. Along with environmental and social impact assessments, community health impact and baseline assessments are increasingly considered an integral part of risk management, as well as a valuable contributor to social responsibility. Improving community health supports our much-needed social licence to operate.

Continental Africa

Baseline community health impact assessments were conducted at Geita, Siguiri and Obuasi sites in Continental Africa. The assessments consider the prevailing health status and challenges of local communities, as well as potential health impacts on the community from mining operations. These baseline health

impact assessments inform community health initiatives which the company leads or participates in.

All AngloGold Ashanti operations in Continental Africa are in countries where malaria is endemic, representing a significant company and community health challenge. As reported previously, all sites have community-based malaria control programmes, often in partnership with stakeholders such as government, NGOs and academic institutions. We have previously reported on our public-private partnership approach in Ghana, where AngloGold Ashanti was selected by Ghana's National Department of Health to be the principal recipient for a Global Fund grant to extend Obuasi's integrated malaria control programme to other districts in Ghana [1]. In 2018, the programme is estimated to have covered over a million structures, protecting around 1 million people, and creating some 1,300 job opportunities in the communities involved. Based on the sustained successes over the past decade, AngloGold Ashanti was again awarded principal recipient status and $16 million to conduct malaria control activities in 14 districts and 45 prisons nationally for the period 2018 – 2020. Iduapriem Mine has also demonstrated success in its contribution to malaria control, with the community based malaria programme being recognised as a major contributor to the second-place award received by the operation in the 17th edition of the Ghana Club 100 Corporate Social Responsibility (CSR) Awards.

☐ EMPLOYEE AND COMMUNITY HEALTH CONTINUED

The programme distributed 6,947 long-lasting insecticide treated nets to employees and contractors, 16 surrounding communities and three senior high schools in the area. This was supported by intensive awareness and sensitisation training as well as close surveillance and monitoring of utilisation of these nets and the malaria disease burden on the mine and at community level.

In addition to company led or supported disease programmes, all operations have social plans agreed with local stakeholders, and which incorporate a range of health promotion and infrastructure-related projects as part of corporate social responsibility initiatives.

In 2018, Geita embarked on health infrastructure improvement projects in line with the social plans agreed with local authorities and contributed just over $500,000 towards refurbishment of five dispensaries, two health centres and a theatre in the Bukombe and Chato districts of the Geita region of Tanzania.

Other community health programmes conducted by various sites included awareness and screening programmes for lifestyle conditions like hypertension, diabetes and cancer as well as infectious diseases like TB and HIV. In Ghana, Obuasi mine also embarked on a collaboration initiative with an NGO from the Komfo Anokye Teaching Hospital (KATH), in Kumasi, called Greater Works Restoration Foundation, to carry out free surgical procedures for disadvantaged people within the Obuasi community.

Americas

In Brazil, most community initiatives focus on health education and campaigns about specific health issues related to the local communities. During the year, awareness campaigns were held on diseases transmitted by the Aedes aegypti mosquito which include dengue and yellow fevers. Outbreaks of these conditions have occurred over the past few years and recently yellow fever has become an increasing challenge. Health education and awareness campaigns for sexually transmitted diseases, alcohol abuse, prostate cancer, breast cancer and healthy eating were also carried out.

The ambulance previously used at Quieroz Metallurgical Plant, was donated to a non-governmental organisation caring for the elderly in the town of Caeté.

Similarly, in Argentina and Colombia, community health education and awareness campaigns are conducted in collaboration with local health authorities. In San Julian, Argentina, this included awareness on the use of alcohol and potential consequences to the community. In Colombia, breast cancer awareness campaigns included offering screening to women employees and community members.

South Africa

Community health initiatives in South Africa are incorporated into the operations' agreed social and labour plans. Initiatives include health infrastructure projects or support for district health-related programmes such as early childhood development.

Alignment with the Sustainable Development Goals (SDGs)

For the company 2030 aspiration of "Healthy employees and healthy communities" we have prioritised SDG 3. The strategic focus areas we have adopted assist us in further refining our efforts as we contribute to subsidiary targets of this goal.

Refer to page 85 for additional detail.



EMPLOYEE AND COMMUNITY HEALTH CONTINUED

Silicosis litigation

On 3 March 2011, in *Mankayi vs. AngloGold Ashanti*, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including class actions and individual claims.

In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields Limited, Harmony Gold Mining Company Limited and Sibanye Gold Limited formed an industry working group on OLD (OLD Working Group) to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The working group now also includes African Rainbow Minerals (ARM).

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Limited, Harmony Gold Mining Company Limited, DRDGold Limited, Randgold and Exploration Company Limited, and Sibanye Gold Limited, were served with a consolidated class action application on 21 August 2013. On 13 May 2016, the South Gauteng High Court of South Africa ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class. On 3 June 2016, AngloGold Ashanti, together with certain of the other mining companies, filed an application with the High Court for leave to appeal to the Supreme Court of Appeal (SCA). On 13 September 2016, the SCA granted the mining companies leave to appeal the entire High Court ruling to the SCA. On 10 January 2018, in response to a postponement request from all parties involved in the appeal due to the advanced stage of settlement negotiations, the Registrar of the SCA postponed the hearing date until further notice.

Settlement of the consolidated class action litigation was reached on 3 May 2018, after three years of extensive negotiations between the OLD Working Group companies and the lawyers of the claimants. On 13 December 2018, the High Court issued a Court order setting out the process of how members of the settling classes and any interested parties can object to the proposed settlement. In the coming months, the High Court is scheduled to hold a hearing during which the Court will consider arguments by the parties to the settlement as well as arguments by other interested parties who are granted leave by the Court to participate, including parties filing objections to the proposed settlement. The purpose of this second hearing is to determine the fairness and reasonableness of the settlement.

If the settlement is approved by the Court and all its other conditions are met, a trust (Tshiamiso Trust) will be established and will exist for a minimum of 13 years. Eligible claimants will be able to seek specified payment from the Tshiamiso Trust and the amount of monetary compensation will vary depending on the nature and degree of the disease. As of 31 December 2018, AngloGold Ashanti has recorded a provision of $63 million to cover the estimated settlement costs and related expenditure of the silicosis litigation.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material.

For more information visit the silicosis settlement website *www.silicosissettlement.co.za*

EMPLOYEE AND COMMUNITY HEALTH CONTINUED

Our performance

In reviewing our performance, we consider our strategy and the integrity of our internal health systems, as well as progress toward achieving the goal of "Healthy employees and healthy communities".

Strengthening the health organisation's integrity

Maturity assessment of application of the company health standard

Process requirements	2016	2017	2018
Health hazard and risk identification	Compliant	Compliant	Proactive
Employee education and training on hazardous exposures	Proactive	Proactive	Proactive
Identification of exposure to hazards in accordance with set limits	Compliant	Compliant	Compliant
Early disease identification and fitness for work assessment in relation to capacity for specific jobs	Compliant	Compliant	Compliant
Effective management of injury or illness including rehabilitation	Proactive	Proactive	Proactive
Ensuring access to provision of equitable and sustainable healthcare	Proactive	Proactive	Proactive
Monitoring and evaluation of health system effectiveness	Compliant	Compliant	Compliant

LEGEND

Reactive   Compliant   Proactive

Maturity assessment of the health strategic focus areas

Strategic focus areas	Objective	2016	2017	2018
Health of disciplines	Ensure effective structures and people competence, and actively manage the health discipline talent pool	Compliant	Compliant	Proactive
Embedding and integrating health management	Business leaders understand health management and it is integrated into business processes and activities	Reactive	Compliant	Compliant
Information and knowledge management	The right information is appropriately captured, modeled, shared, and used to improve business decision making – enabling continuous and step change progress to achieve the goals	Compliant	Compliant	Compliant
Engaging with stakeholders and partnerships	Internal and external stakeholders are meaningfully engaged to enable achievement of the health goals. Targeted partnerships are established to complement service offerings and for leverage to maximise impact	Compliant	Compliant	Compliant
Management of risk to achieve the goals	Current and emerging health risks are understood, critical controls are identified and established, and control effectiveness is demonstrated. Risk management is applied in a dynamic and responsive way	Compliant	Compliant	Proactive
Common operating model focusing on operational excellence	A common approach to service provision is in place, underpinned by a set of minimum requirements which enable global consistency yet locally relevant application. There is a systematic approach to ensuring continuous improvement	Reactive	Compliant	Compliant
Monitoring, evaluation and reporting with effective governance	The business achieves its health performance outcomes and effective oversight ensures integrity of the system	Compliant	Proactive	Proactive
Communicating with internal stakeholders on health performance	Targeted communication increases understanding of the health business and mobilises support across the organisation for improved performance	Reactive	Reactive	Compliant
Communicating with external stakeholders on health performance	Effective communication of health performance positions the company as a responsible citizen beyond compliance	Reactive	Reactive	Compliant
Demonstrating business value through health initiatives	The value protected and created for the business through health initiatives is understood, demonstrated and articulated	Reactive	Reactive	Compliant

EMPLOYEE AND COMMUNITY HEALTH CONTINUED



Performance against the goals

New cases of silicosis
(number of new cases)


14 210
15 142
16 131
17 107
18 47

Noise induced hearing loss (NIHL)
(number of employees)


14 182
15 68
16 147
17 132
18 39

All occupational disease frequency rate (AODFR)


14 7.23
15 6.62
16 7.13
17 7.03
18 3.29

88
New cases of occupational TB
(2017: 255)

☐ EMPLOYEE AND COMMUNITY HEALTH CONTINUED

Key performance indicators

Indicator	2018	2017	2016	2015	2014
Noise induced hearing loss (NIHL) (Number of employees)					
Americas *	**3**	77	72	0	0
Australasia	**0**	1	0	0	0
Continental Africa	**1**	0	4	4	152
South Africa	**35**	54	71	64	30
All occupational disease frequency rate (AODFR)					
Americas	**0.16**	3.67	3.56	0.1	0
Australasia	**0**	0.5	0	0	0
Continental Africa	**0.03**	0	0.13	0.12	3.78
South Africa	**10.18**	12.39	11.8	12.11	12.05
New cases of malaria (Number of new cases)					
Ghana	**383**	477	342	307	NA
Guinea	**563**	959	965	1528	NA
Mali	**115**	127	101	274	NA
Tanzania	**103**	123	96	135	NA
Malaria lost time frequency rate					
Ghana	**37**	51.27	42.11	27.86	NA
Mali	**33**	28.18	21.47	55.12	NA
Guinea	**61**	127.84	125.38	203.77	NA
Tanzania	**9**	10.65	9.25	15.77	NA

* High numbers of NIHL cases in the Americas during 2016 and 2017 were due to the identification of historically undiagnosed cases.
[NA] Data not collected.

Noise induced hearing loss down by

70%

2018: 39 (2017: 132)

New cases of malaria down by

31%

2018: 1,164 (2017: 1,686)

CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES

☐ 03

KEY FEATURES

THE CONCEPT OF SHARED-VALUE IS INCREASING IN PROMINENCE

The company's operating landscape continues to evolve, with growing societal expectations of the mining industry to contribute to the well-being and development of host communities and nations.

The emerging concept and imperative of shared value is becoming increasingly prominent, with expectations from community and other stakeholders that they receive a fair deal from mineral extraction. While community demands, and the complexity of social challenges faced may be felt more acutely at our operations in emerging economies where the challenges of poverty, unemployment and inequality are most visible, the concept of shared value is relevant across all company operations.

$22.25 million
Global community investment

CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED



As the business landscape changes, it is becoming more evident that the company's social performance is a powerful determinant of our continued ability to conduct business, and indeed, our competitive positioning. This is seen across the mining industry where a poor social performance, with a breakdown in trust between companies and their community stakeholders, limits or inhibits a company's abilities to pursue growth initiatives or continue existing business operations with ease.

With the resource wealth of countries often being a part of their national identity, community expectations for a fair deal and meaningful existence include realising current value from the mineral endowment, as well as being able to thrive after conclusion of mining operations. Related to this set of expectations, community voices are becoming stronger and more influential, often facilitated by communications and technology developments which enable expression of this voice on a global platform. We are also observing a convergence of formal mining licencing requirements at national levels, with societal interpretation of the social licence to operate.

Recognising these shifts and megatrends, in 2017 we established a 2030 aspirational goal for the company – "Communities are self-sustaining – free from poverty and inequality". This is clearly an ambitious and challenging aspiration, which goes beyond our immediate scope of activities and influence. Its significance, however, is that it describes company success in a way that is congruent with societal success. It also acknowledges interdependence between company and societal success.

Making progress toward achieving the goal cannot be done through philanthropic activities only. Rather, it requires that the company re-imagines itself as an integral part of society and ensures that communities experience real and sustainable benefit through our operating activities. It is likely that this approach will become a stronger determinant of our competitive positioning, especially with the growing trend towards responsible investment.

Our actions in 2018

In 2018, our work focused on revising and enhancing our approach to achieving the 2030 goal.

Enhancing the strategy to achieve the goal

The global Community & Government Affairs (C&GA) leadership team met during the year to craft a group-wide strategy for the step change performance required for self-sustaining communities. Participants were drawn from all operations across the company to ensure a full understanding of challenges and opportunities at operational levels, as well as to develop a strategic framework that could be collectively owned, enabling a consistent approach with locally relevant application.

The first step was for the leadership group to establish a common interpretation and understanding of self-sustaining communities, free from poverty and inequality. Through the process, it was determined that achieving the aspiration would be demonstrated when:

- All socio-economic impacts are mitigated according to societal norms and standards
- Communities can independently meet their basic needs – as determined by the communities themselves
- There is tangible independence of governments and communities from mining activities
- All commitments made in co-developed socio-economic plans are met
- We demonstrate meaningful contribution to alleviating poverty and reducing inequality, as measured by economic growth

Following clarification of the company goal, a set of strategic focus areas were identified, with three-year work plans developed for each strategic focus area. This final output was congruent with the group sustainable development framework and enabled prioritisation of the SDGs, with their integration into the business strategy.

☐ CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED



MAPPING THE PRIORITIES
STRATEGIC FOCUS AREAS

PERSPECTIVE

Communicating on social performance	Communicating with internal stakeholders on social performance	Communicating with external stakeholders on social performance			
Contributing to self-sustaining communities	Leveraging off core business competences to create multiple streams of value	Being a catalyst to strengthen the business ecosystem	Measuring and improving social licence to operate score		
Internal systems and processes	Baseline socio-economic risk and impact assessments	Mitigating current and legacy impacts to achieve goals	Socio-economic development for societal upliftment	Monitoring, evaluating and reporting with effective governance	
Strengthening the foundation	Ensuring health of the Community & Government Affairs discipline	Embedding and integrating Community & Government Affairs into the business	Building relationships and partnerships to achieve goals	Building capability in socio-technical innovation	Information and knowledge management

> "The basis of building relationships and establishing partnerships across all operations is through the collaborative and co-designed development of socio-economic development plans."

Building relationships and partnerships

The basis of building relationships and establishing partnerships across all operations is through the collaborative and co-designed development of socio-economic development plans. This acknowledges that host communities must have an active say in their desired future, while balancing this with fair and realistic contributions made by the company towards a shared future.

In support of our host countries' socio-economic aspirations, we often collaborate with the different spheres of government to find common ground. In Geita for example, we signed a memorandum of understanding with the district and town councils, on Geita Gold Mine's CSR plan, as per the provisions of the new mining code. This made us one of the first mining companies to roll out a credible CSR plan as required by Tanzania's new legislation governing the process of CSR in advance of its implementation.

Building relationships with local communities at the Quebradona project continue to be actively managed. During the year, we developed and began implementing a Socio-Political Enablement (SPE) strategy. This focuses on increasing engagement and dialogue with host communities to maintain transparency and build trust.

Mitigating current and legacy impacts

All operations have community complaints and grievance mechanisms in place. The processes enable capture of grievances and ensure due process in the management of issues identified, to mitigate their potential impacts. Issues are tracked to their full resolution. During the year, specific focus was placed on the implementing the Community Information Management System (CIMS). This will enhance integrity of the grievance and complaints process.

At a company level, complaints and grievances were most commonly related to land access and resettlement, youth demands for employment, expectations for a greater sharing of the benefits from mining operations and the perceived impact of blasting activities.

As an example, Geita Gold Mine has engaged with local government in relation to its directive to the mine to compensate 800 houses belonging to residents of Katomo and Nyamalembo Villages for alleged cracks to their properties from blasting activities. A programme has been initiated in collaboration with authorities and the affected communities, to repair homes and remedy grievances without resorting to legal processes. The programme commenced in the fourth quarter of 2018.

In another example, early in 2018, several land invasions were experienced in the Brazil operations' concession in Nova Lima. This is an ongoing challenge and is mainly due to migration into urban areas where there is limited availability of living space. In response, an integrated team comprising the company legal, security, property and community relations departments engaged with municipal

☐ CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED

authorities seeking sustainable solutions. These included raising community awareness, demobilisation of certain company structures and exploring options for the implementation of low-cost housing programmes. In the latter part of the year, a notable decline in land invasions was noted.

At Iduapriem, the Ajopa resettlement project was completed and signed off with the relevant stakeholders. The Mankessim livelihood restoration programme has progressed well and completion is envisaged in 2019.

At Siguiri mine, arbitration on the Area 1 Resettlement complaints lodged by local community members with the Compliance Advisor Ombudsman (CAO) of the International Finance Corporations (IFC) continued. The community members are supported by Centre de Commerce International pour le Dévelopement (CECIDE), Les Mêmes Droits Pour Tous (MDT) and Inclusive Development International (IDI). The mediation process made progress in 2018, although several issues are unresolved. Engagements will continue in 2019. The Block II compensation process at Siguiri mine was initiated, and farm compensation payments were made to the project affected persons in Foulata and Saraya villages.

A Voluntary Resettlement Agreement of the Santos Reis community adjacent to our Serra Grande mine, in Brazil, was signed by the

relevant stakeholders. At the end of 2018, 10 of 51 families have been resettled to new homes in Crixás Town, and the relocation of the remaining families is envisaged to be completed in 2019.

Socio-economic development and societal upliftment

The socio-economic development of host communities is a prerequisite, if they are to be self-sustaining during and beyond mining operations. In the group sustainable development strategy, we focus on strengthening the mine value chain by driving local participation (ownership) and local value addition.

During 2017, a multi-stakeholder workshop involving group sustainable development, group supply chain, and community and supply chain practitioners from the Continental Africa region was held to develop a local business development and local procurement strategy for Continental Africa operations. The revised strategy represented a translation of the group sustainable development strategic framework, and incorporated the emerging concepts of local participation and local value addition. The workshop output enabled the development of a local business development framework and guideline which was subsequently approved as a group framework in February 2018.

To embed this new approach across the company, in August 2018, the Executive

signed off a group Local Procurement Policy. The policy seeks to establish a company-wide and sustainable local procurement programme to safely and ethically stimulate economic and social development within the countries and communities where we operate.



Principles underpinning the group Local Procurement Policy

- As a strategic imperative, we will make every reasonable effort to procure all goods and services locally. Non-local purchases will require requisite approval
- Beyond local ownership, we will drive strategic partnerships which create local employment, skills transfer, and economic value-add
- We should actively develop local suppliers to create capacity and capability
- We will seek to create competitive and diverse options for supply that can be sustainable beyond life of mine
- Implementation will require extensive internal and external engagement

The policy recognises that building capability within the local value chain, along with establishing partnerships to support diversification of local suppliers, is central to their sustainability in the long term.

CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED

Formal launch of the policy was followed by a campaign across the International Operations, to mobilise and guide operations in its implementation.

In addition to roll out of the local procurement policy, a range of enterprise development and social infrastructure related initiatives continued across the company. For the year, the global community investment by the company totalled $22.25 million.

Continental Africa
To implement the local procurement policy, the Continental Africa leadership group held a two-day workshop in October 2018, establishing five-year local procurement targets for each site and country. High-value contracts have been mapped, along with site-level action plans to meet the targets. Monthly progress reporting has been scheduled for 2019. A similar approach to that adopted by the Continental Africa operations will be implemented in other parts of the business in 2019.

In addition to local business development initiatives, all sites in Continental Africa implement annual CSR plans and have social plans co-developed with community stakeholder and local authorities.

South Africa
AngloGold Ashanti continues to support sustainable socio-economic development initiatives, including alternative livelihood

creation in host and labour-sending communities of South Africa. This is often in the face of various challenges. With the AmaMpondo aseMalangeni agricultural project in the AmaMpondo Kingdom, the 2018 agricultural production season was marred by community conflicts. The company is planning to increase its level of technical and governance support. An amount of R13.2m was allocated for the 2018-2019 production season in partnership with Farmsol.

During 2018, two agricultural projects were launched and handed over to the respective cooperatives in the host communities of Matlosana and Merafong. The Matlosana and Wedela agricultural projects were part of the social and labour plan commitments to be implemented over a three-year period.

The revitalised Masakhisane Enterprise Development Fund continues to support local business development projects by disbursing interest-free loans to SMMEs in South Africa. During 2018, the Fund disbursed a total of 36 interest-free loans to a total value of R13.39m, assisting business initiatives in both the Matlosana and Merafong communities.

Australasia
The Australasia region continued support for three indigenous academies operating in the Kalgoorlie area. Kalgoorlie Clontarf Academy, Kalgoorlie Girls Academy and Follow the Dream Programme all operate through

AngloGold Ashanti Australia (AGAA) school partnerships with Eastern Goldfields College, Kalgoorlie Boulder Community High School and John Paul College.

The academies provide on campus and extracurricular activities, mentoring and out of school support to assist students' academic performance, and personal and general health and well-being education. Sport is an added incentive used by two of the academies (Clontarf and Girls Academy). End-of-year camps and mentoring initiatives include former students.

AngloGold Ashanti Australia (AGAA) has been a primary sponsor of these three groups for nearly a decade and are a prime example of AGAA's long-term funding approach to key youth programmes. This assists the programmes to plan well in advance with more sustainable outcomes over time.

Monitoring, evaluation and reporting with effective governance
Strengthening community information management
Our Community Information Management System (CIMS) has reached its second phase of development. The first phase was implemented in 2017 comprising the modules: Promises and Commitments; Community Incident Management: Complaints and Grievances; Socio-economic Development; Project Management;

Engagement; and Stakeholder Management. During 2018, in CIMS Phase II, four more modules were developed. These included: Community Social Investment; Land Access and Resettlements; Compliance Assessment; and ASM/Illegal Mining. It is envisaged that they will be rolled out in 2019, and the system will be integrated into company processes by the year 2020.

Using the company standards to improve performance
During the year, the community management standards were reviewed with operational practitioners, in support of the strategic focus areas and in the context of operating environments. These updated standards will be ratified by the sustainability standards committee in early 2019.

A compliance and assurance programme is in place to ensure that all business units meet the requirements of the company standards. Each site is evaluated every second year, with the current two-year cycle started in 2018. Evaluations are undertaken as part of the company's Combined Assurance reviews, which also form a platform for learning and performance improvement. During 2018, eight of our 10 business units were assessed against the standards. Gaps identified during the reviews are being addressed by site management and monitored by corporate office.

CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED

Measuring and improving social licence to operate (SLO)

Despite frequent references to a social licence to operate, the term is often ill-defined and without tangible metrics for its measurement. It, however, remains an important concept, and recognising its importance, the group C&GA function incorporated the research and development of an appropriate index to measure social licence to operate as part of the company wide three-year work plans.

Adapting leading work from Thomson and Boutilier (Modelling and Measuring the Social Licence to Operate, 2011), a simplified tool has been developed for the company and preliminary mapping of all operations has been undertaken.

In the tool, four levels of social licence to operate have been categorised and operational performance is measured against a set of parameters.

SLO LEVEL	SCORE CRITERIA CONSIDERED
Withheld / Withdrawal	• Business disruptions due to community unrest
Tolerated	• Allegations regarding potential human rights violations • Litigation or formal mediation instituted against the mine
Approval	• Evidence of partnerships and collaboration with communities and other external stakeholders
Contributor	• Public perceptions regarding mine activities

The tool will be tested and refined in 2019, with the long-term aim of measuring the social licence to operate through facilitated multi-stakeholder dialogues.

Alignment with the Sustainable Development Goals (SDGs)

For the company 2030 aspiration of "Communities are self-sustaining – free from poverty and inequality" we have prioritised SDGs 1, 8, 9, 10, 11 and 17. The strategic focus areas we have adopted, assist us in further refining our efforts which contribute to subsidiary targets of these goals.

Refer to page 85-86 for additional detail.



☐ CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED

Our performance
Key performance indicators

Indicator	2018	2017	2016	2015	2014
Proportion of spending on local suppliers (%)					
Argentina	**93**	93	89	76	22
Brazil	**69**	66	88	94	94
United States	**0**	0	0	0	51
Australia	**99**	99	99	99	99
South Africa	***66**	68	68	99	99
Ghana	****89**	90	87	79	79
Mali	**74**	76	84	78	78
Guinea	**76**	68	73	72	72
Tanzania	**76**	68	68	60	75
Community Investment ($ million)					
South Africa	**5.19**	5.97	4.60	6.29	8.07
Continental Africa	**8.12**	9.02	7.56	6.01	3.93
Australasia	**0.74**	0.68	0.55	0.34	0.25
Americas	**9.40**	9.83	9.02	4.16	3.66
Less equity-accounted investments	**(1.21)**	(1.46)	(1.56)	(1.57)	(1.11)
Group (less equity)	**22.25**	24.05	20.16	15.22	14.80

* BEE expenditure includes all spend for suppliers with valid BEE certificates as at 01 January 2018. This also accounts for the spend on suppliers whose certificates expired during the course of the reporting period.

** Data excludes the insignificant spend for Obuasi as the mine was not operational in year 2018.

Proportion of spending on local suppliers

78%

Community incidents
(number)



Community investment
(less equity-accounted investments)
($ million)



Total procurement spend
($ billion)



$2.06 billion
of Group total procurement spend



Total centrally managed procurement spend

$1.42 billion



Total regionally managed procurement spend

$0.64 billion

RESPONSIBLE ENVIRONMENTAL STEWARDSHIP

04

KEY FEATURES

GOOD ENVIRONMENTAL MANAGEMENT IS A PREREQUISITE FOR GOOD BUSINESS PERFORMANCE

The environmental challenges facing AngloGold Ashanti vary across the portfolio. They are influenced by local conditions, the nature of the mining operations, and differing regulatory frameworks in the jurisdictions where we operate.

Notwithstanding differences across the portfolio, various environmental themes such as water and energy are relevant, presenting challenges to all parts of the business – in relation to both business practices and to local regulatory frameworks. At specific operations, the dynamics of the environmental themes may play out in different ways. For instance, while water as a theme is relevant to the whole business, at some operations the challenge is that of water scarcity while at others it relates to water excess.

100%

operating mines are now certified to the ISO 14001: 2015 standard.

RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED

Recognising these dynamics, a common framework has been developed and the group Environmental Policy, Standards and Guidelines have been designed in a way that enables a globally consistent approach, yet provides for locally relevant application.

Over the past decade, the group's level of environmental cultural maturity has progressively improved. From a previously reactive approach to addressing environmental challenges, in parts of the company, the imperative of environmental compliance is now well established across the business. Central to this shift, is the increasing acceptance of line accountability for environmental performance. There is a broader understanding that good environmental management is a prerequisite for good business performance, and that the development and maintenance of controls to prevent and mitigate against negative impacts needs to be incorporated into business planning, resource allocation and work processes.

While good progress has been made, further efforts are required to move the culture to a consistently proactive level of maturity, where a more forward-looking view is adopted, and emerging issues are anticipated and addressed pre-emptively. Achieving this requires environmental management to be fully integrated into the business – into strategic initiatives and core business activities.

As part of this evolution, environmental practitioners are working towards becoming strategic advisors within the company. This entails representing thought leadership in the technical aspects of environmental management; having a deep understanding of the business and mining processes; and being adept at navigating and influencing environmental policy and regulatory frameworks outside the organisation.

The company's environmental leaders continue to take significant steps in this direction. The improved environmental performance over the past few years has been driven by optimising core business processes such as infrastructure design and maintenance, with the incorporation of environmental aspects into operational planning and project design. Additionally, operational leaders are assuming more accountability for reporting on and addressing environmental impacts.

Building on the progress to date, in 2017 we reported on setting our 2030 aspirational goal to "Eliminate harm and use natural resources optimally". To achieve the goal, the environmental strategic focus areas were revised by the company's Environmental Leadership group, involving participants from operations across the company.


PERSPECTIVE
MAPPING THE PRIORITIES
STRATEGIC FOCUS AREAS
Business competitiveness
Integrated closure management to create and protect reputational economic value for the business
Social licence to operate
Collaboration with stakeholders to catalyse shared value from natural resources
Communicating with internal and external stakeholders on environmental performance
Internal systems and processes
Innovative management of environmental risk to drive zero harm
Capitalise opportunities to use natural resources optimally
Business integrity through effective governance
Strengthening the foundation
Securing capability of the environmental discipline
Embedding and integrating environmental management into the business
Information management to enable performance tracking, learning and communication to stakeholders

The strategic focus areas are aligned and give effect to the group Sustainable Development Strategic Framework, enabling explicit linkages with the relevant United Nation's Sustainable Development Goals. Three-year work plans were developed for each strategic focus area.

☐ RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED

Our actions in 2018

In 2018, activities focused on continued implementation of the strategy, with good progress being made across several strategic focus areas.

Securing capability of the environmental discipline

Design of the environment Health of Discipline Framework was completed in 2018. It is aligned to the group human resources requirements and defines the environmental structures, competences and talent management requirements to achieve group environmental and business objectives.

Progress has been made by the company human resources function in setting up a digital platform which will be used to implement the framework across the company. It is anticipated that implementation will begin in 2019 and will include engagement with site general managers to support the process.

Application of the framework at site level will ensure a consistent yet fit-for-purpose approach to environmental management. It will also enable effective execution of work at an operational level.

Embedding and integrating environmental management into the business

Consistent with the group sustainability approach to integration, strategic processes and activities have been identified where integration of environmental aspects into the business will accelerate achievement of our 2030 goals.

One strategic process is the development and implementation of capital projects. Recognising the importance of proactively designing projects to prevent or minimise potential impacts, detailed environmental planning requirements have been substantially revised for concept, prefeasibility and feasibility studies.

The requirements enable a clear understanding of potential social and environmental risks and impacts; idea and option generation; financial modelling to make value-driven design choices; detailed implementation and resource planning; and a monitoring framework to evaluate performance. These have been applied in the Quebradona project in Colombia and the redevelopment of Obuasi mine.

Management of environmental risk to drive zero harm

The top environmental risks faced by the company include water management, land use, protecting biodiversity, use of chemicals, air quality, and waste management. These have been incorporated into site environmental risk registers and are reviewed in the group Environment Review Programme. The management of risk related to tailings storage facilities is multi-dimensional. The geotechnical engineering function oversees their management from a stability perspective,



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED

and this includes water management and related risks. The environmental perspective considers, dust, rehabilitation, seepage and other runoff issues.

Water management

As a scarce and shared resource, water management is a key performance area for the company. Water import sources include utility companies, rivers and lakes, ground water, and water draining into pits and deep underground workings.

Variances between water consumption (imports) at company operations is influenced by differences in climate, the nature of available water sources, as well as mine and processing plant designs. Over the past few years, the company has consistently focused on reducing the absolute amount of water imported, as well as the intensity of water utilisation as measured by kilolitres of water used per tonne treated.

During the year, asset reduction in South Africa had an impact on both absolute water imports and water intensity. Water imports in South Africa reduced by 28% and intensity reduced by 20%. This resulted in an improved company performance across both parameters. Work will continue at all retained operations for further improvements.

In South Africa, excess fissure water from the operations of Blyvooruitzicht Gold Mining Company Limited (in provisional liquidation) in

the West Wits remains a threat to Mponeng Mine maintaining process water balance and its ability to absorb large rainfall events. The Blyvooruitzicht operations have been purchased by Blyvoor Gold (Pty) Limited. Through the year, Covalent Water Company (a wholly owned subsidiary of AngloGold Ashanti) pumped and discharged approximately 20Ml/day of extraneous water from Blyvooruitzicht shafts, while the West Wits operations absorbed around 5Ml/day of acidic water from Blyvooruitzicht Mine 5 Shaft. To eliminate the risk, Covalent Water Company began evaluating options to intercept and process the acidic water. Covalent Water Company owns and operates the Blyvooruitzicht 4 and 6 shafts in terms of a registered servitude.

The containment and management of low pH water seepage from waste rock facilities at Iduapriem mine in Continental Africa also required attention during the year. Remedial actions included the commissioning of an automated plant to actively treat low pH seepage water from the base of the Block 1 waste rock facility at Iduapriem mine.

The Sansu community in the vicinity of Obuasi mine has historically complained of the mine contaminating ground water resources. Two sets of consultants – the Council for Scientific and Industrial Research and Envaserv Research – were commissioned to independently test the ground water and investigate the allegations of mine

pollution. The consultants representing the community and mine respectively, concluded assessments in the second half of the year. The findings of both studies were consistent, demonstrating no evidence of mine pollution of the ground water. Abnormalities detected were related to natural geological factors. The process to engage communities on the findings commenced at the end of the year, and Obuasi mine will offer guidance to the community in responding to its water quality challenges.

At Cuiabá mine in Brazil, access to surface water was secured for the life of the asset with receipt of an updated water use license from the state environmental agency. Additionally, a water use permit for the AngloGold Ashanti owned hydro-electric facility, Rio de Peixe, was renewed.

Cerro Vanguardia mine in Argentina has faced the challenge of its water consumption exceeding the annual abstraction allocation which was set during a different phase of operation. During 2018, the mine has engaged directly with the Santa Cruz Province's Water Resources Directorate to secure approval for an increased allocation.

At Tropicana gold mine in Australia, the rising level of hypersaline groundwater at the tailings storage facility has presented a challenge, despite monitoring bores showing a localised decline after water recovery pumping was introduced. Additional water recovery bores

were commissioned to the south of the facility, and pumping capacity has been augmented to the west of the facility. By year end, it was evident that the groundwater levels were responding positively to the active pumping. No detrimental impact to the environment has been observed.

At a global level, AngloGold Ashanti played an active role in the development of the ICMM water stewardship position statement and subsequent implementation guidance document. As a participant in its design, AngloGold Ashanti also presented an overview of the position statement at a Future Water Institute, of the University of Cape Town, thought leadership meeting in August 2018.

Energy and climate change

In 2008, AngloGold Ashanti announced a long-term target of reducing its greenhouse gas (GHG) emission intensity by 30 percent from 2007 levels. The time-frame was later confirmed as 15 years (2022) and the metric as tonnes of CO_2 equivalent per tonne of ore treated. While improvements have been made over the past 10 years, the closure of underground South African assets in early 2018, provided a step change in the company's emission intensity profile, dropping it to ~46% below the 2007 base year. Energy efficiency gains in the South Africa region contributed much of the reductions achieved. This included projects for which the South African region has been publicly recognised.

☐ RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED



Between 2015 and 2017, absolute energy consumption was stable in the range of between 29 and 30 million GJ used per annum. 2018 saw a material drop in energy consumption following the divestment and/or closure of four underground, energy-intensive operations in South Africa. The South African operations' energy intensity declined by 43%, contributing to an overall improvement of 9.3% by the company.

Notwithstanding this improvement, South Africa remains the major source of GHG emissions, due to the national energy supplier's dependence on coal for power generation. For the year, 51.6% of AngloGold Ashanti's total emissions arose from South Africa, although this is a marked reduction from 2017, when South Africa represented 69% of the company's GHG emissions. Overall, the company's GHG emissions intensity declined by 31% for the year.

The evolving regulatory landscape in South Africa presented further challenges through the draft Carbon Tax and National Climate Change Bills and their anticipated implementation. In this regard, the company supports submissions from Business Unity South Africa (BUSA) and the Industry Task Team on Climate Change (ITTCC) to the regulator. Both entities represent a wide range of industry stakeholders. After substantive

engagement and consideration of concerns, the Carbon Tax will be implemented in June 2019. There is, however, less clarity on the draft National Climate Change Bill. A number of concerns have been raised, including areas of incongruence with the Paris Agreement on Climate Change and the intent to introduce criminal sanction for failure to meet a carbon budget. Further discussion is anticipated over the course of 2019.

In seeking to be proactive at a global level, the company has actively participated in the work of the ICMM, focusing on engaging with original equipment manufacturers and suppliers on the development of safer and cleaner mobile mining equipment. A co-designed industry road map was developed in August 2018 **1**.

Protecting biodiversity

Through the year, the Great Victoria Desert Biodiversity Trust (GVDBT) continued its work to protect vegetation and threatened fauna in the Great Victoria Desert. The trust launched the Spinifex Land Management Projects, Minyma Uninypa, also known as the Seed Women. Purchase of laboratory equipment in the Tjuntjuntjara Community was funded, as well as matching collected seeds to those in the stockpiled Tropicana growth medium. In this way the project also supports Tropicana's mine site rehabilitation.

During the first quarter, in Colombia, the Gramalote Project's Flora Compensation Plan to offset project-related biodiversity losses was submitted. Additionally, the Regional Environmental Authority and the Environment Ministry's Forestry Directorate issued a resolution allowing use of and cutting of priority plant species in areas not already permitted. In the second half of the year, the Quebradona Project received its Biotic Research Permit from the Corantioquia Region Environment Authority. This critical permit is required to collect fauna and flora samples from within the project's area of influence, and to complete environmental baseline studies.

Managing tailings facilities

Understanding the integrity of our tailings facilities and actively managing the potential risks posed by them remained a front of mind activity in AngloGold Ashanti. The company is mindful that whilst the likelihood of a tailings failure is low, the consequences are potentially catastrophic.

All company tailings and heap leach facilities are actively managed in line with international best practice and are audited annually. These are inclusive of facilities under development, active structures, those which are being reclaimed and dormant ones. Audit considerations and risk ratings consider current and future stability, tailings

☐ RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED

capability under various operating and climatic conditions, potential impacts such as groundwater contamination and preparedness for adverse events. Remedial actions are actively monitored. In our 2016 report we outlined our approach to tailings management and governance [1].

The prefeasibility study for the Kareerand tailings storage facility expansion project identified key design, geotechnical and potential groundwater challenges that need to be overcome. Mitigation measures included a combination of a groundwater interception borefield, phytoremediation and provision for water treatment after closure in 2042. After successful review of the project by the group planning and technical team, work on the feasibility study commenced, including the environmental and social impact assessment.

During the year, the Ghana Environmental Protection Authority approved crucial permits for the Obuasi redevelopment project and the tailings and water infrastructure project. The permit conditions are well-aligned with the mine's updated Reclamation Security Agreement.

Business integrity through effective governance

AngloGold Ashanti continued to ensure integrity of environmental systems through a combination of internal reviews by group environment and group internal audit, as well as external certification of these environmental management systems.

Internal governance and assurance

The internal corporate environmental review process (CERP) involved site-based audits by a mix of corporate staff, and environmental practitioners from other parts of the business. This allowed preservation of independence in the review, along with cross-pollination of ideas and good practices across the company. Operational risk management and risk registers are assessed, along with compliance to the AngloGold Ashanti Group Standards.

The reviews were also held in conjunction with the company's combined assurance processes, where a multi-disciplinary team reviews an operation to understand all aspects of business integrity, including the linkages and dependencies between various business functions.

In maintaining effective environmental management systems with appropriate compliance and governance, asset rationalisation in South Africa presented additional challenges. These include restructuring of environmental authorisations, and the realignment of regional water balances. Additionally, asset sales and closure resulted in changes to the environmental team with transfer of skilled staff to the purchasing companies. The restructure also increased complexity of the ISO 14001 re-certification process. By year end, the process of restructuring of environmental authorisations, water use licences, atmospheric emission licences and nuclear authorisations was progressing well, with finalisation dependent on regulatory time frames.

Certification to ISO 14001:2015

During the year, significant focus across all operations was placed on re-certification of the company environmental management systems to the new ISO 14001:2015 standard. All operating mines in the company are now certified to the updated standard. Obuasi mine will initiate certification processes after it reaches steady state operations.

Cyanide code certification

We have previously reported on AngloGold Ashanti's participation and commitment as a founding signatory of the International Cyanide Management Code. The code focuses on the safe manufacture, transportation and use of cyanide in gold production.

During the year, Corrego do Sitio II and Tropicana gold mines attained their maiden certifications. Additionally, attention was placed on preparing Mine Waste Solutions (MWS) for certification. This is the only active operation where cyanide code certification remains to be achieved. Over the past three years, approximately US$1.25 million has been spent on upgrading and improving infrastructure of MWS cyanide facilities to meet the code's requirements. Preparations toward ensuring readiness for external certification continued during the year, with the final certification audit anticipated in 2019.

Alignment with the Sustainable Development Goals (SDGs)

For the company 2030 aspiration of "Zero harm and equitable use of natural resources" we have prioritised SDGs 6, 12, and 13. The strategic focus areas we have adopted assist us in further refining our efforts as we contribute to subsidiary targets of these goals.

Refer to page 86 for additional detail.

☐ RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED

Our performance

Water use
(megalitres)



14	63,721
15	59,601
16	50,716
17	52,219
18	45,882

Energy Consumption
(petajoules)



14	32
15	29
16	29
17	30
18	25

GHG Emissions
(kilotonnes)



14	4,613
15	4,162
16	4,062
17	3,953
18	2,571

Water withdrawal by source
(%)



- Surface water use — 42%
- Ground water use — 37%
- Utility and/or other external water suppliers — 21%

Water use efficiency
(kilolitres per tonne treated)



14	0.60
15	0.64
16	0.59
17	0.61
18	0.57

Energy intensity
(gigajoules per tonne treated)



14	0.30
15	0.31
16	0.33
17	0.35
18	0.32

GHG Emissions intensity
(kilograms of GHG per tonne treated)



14	43
15	45
16	48
17	46
18	32

☐ RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED



2018: Two reportable environment incidents

Date	Site	Incident description	Corrective actions
23 March 2018	Vaal River, South Africa	After a rainfall event that exceeded 100mm in less than 24 hours, Vaal River's Bokkamp Pollution control dam overflowed, releasing an estimated volume of 1,000m³ that reached and entered the Vaal River.	Water quality analyses were taken from the release and from downstream in the river. Results from the point of release indicated that some of the International Finance Corporation's effluent water quality standards were exceeded. However, no detrimental environmental impacts were detected in the Vaal River itself. The Department of Water and Sanitation was notified of the incident.
18 November 2018	Siguiri mine, Guinea	In November, Siguiri's process plant's tailings pumping system experienced mechanical problems, resulting in slurry overflowing the tailings area containment bund. This tailings slurry progressed along low-lying areas of the process plant and came to rest just outside the plant's security fence but remaining within the mining lease area. After the solids settled out, a pool of water was formed. Unfortunately, the residual cyanide level in the tailings material was high enough to kill four birds and a cow that subsequently drank from the poisonous water.	The overflow from the plant was stopped and peroxide detoxification was instituted at the pooled water. A review of the drainage and spillage management infrastructure at the plant was undertaken. The capacity and function of bund area drainage pumps were reviewed to ensure that overflows are prevented. The erection of a 5km secondary perimeter fence was initiated to prevent domestic animals from grazing near the process plant.

INTEGRATED CLOSURE MANAGEMENT

☐ **05**

KEY FEATURES

MINE CLOSURE REQUIRES A MULTI-DISCIPLINARY EFFORT

Over the past few years the mine closure challenge has become progressively more acute for AngloGold Ashanti. This challenge is twofold. On the one hand, some of our operations have faced closure considerations. On the other, poor closure management of neighbouring mines has negatively impacted on our operations.

The closure process at Yatela mine has continued to unfold, along with uncertainty of the future of the Sadiola Sulphide Project. While not a formal closure, Obuasi mine went into a period of care and maintenance prior to obtaining approval for its redevelopment. In 2017 our Savuka and TauTona mines in South Africa ceased operations.

312 HECTARES
of land rehabilitated during 2018

☐ INTEGRATED CLOSURE MANAGEMENT CONTINUED

Beyond our own closure processes, our operations and local communities in South Africa have been directly affected by unsatisfactory closure by third parties of neighbouring mines. In West Wits, groundwater infiltrating into liquidated adjacent mines presents a flooding threat to our operations. Additionally, abandoned mine workings have been invaded by illegal miners with attendant negative social impacts including contamination of water sources, conflict between illegal miners and a general rise in criminality.

The relevance of integrated closure management was reaffirmed in our materiality process, featuring prominently in both the external threat analysis and its rating as a material issue. It interfaces with all dimensions of sustainable development, having economic, social, environmental and governance aspects. From an economic perspective, mining companies must contend with the potentially high costs and liabilities associated with closure, the loss of productive capacity and their collective impact on company valuation. Environmental considerations relate to addressing the effects of historic or ongoing pollution after closure, reclamation of land for productive use during operations and post-closure, and effective management of mining infrastructure. The social implications of closure are likely to be the least understood and potentially the least well managed. In addition to the economic livelihoods of

communities being affected, the social fabric of communities is typically impacted. In the face of all this complexity, sound closure governance becomes increasingly important.

Traditionally, closure management has been seen through the lenses of risk mitigation and legal compliance. This viewpoint is shifting, with an emerging narrative that considers the mine, its product and the associated waste from mining activities as part of a broader ecosystem. Within this paradigm, economic succession is an integral aspect of closure. Therefore, in addition to risk mitigation, increasing attention is being paid to possible opportunities that need to be explored and capitalised on during the entire mining lifecycle – from design, through operations and beyond closure. Considerations include active and concurrent rehabilitation, repurposing of waste, supply chain development and alternative land and infrastructure use. To meaningfully address the associated complexities and leverage off opportunities, innovation and collaboration must be embraced. In this way effective integrated closure management drives value within and beyond the mine fence, seeking the elimination of waste and impacts with economic diversification and thriving communities during operations and post-closure.

Recognising the evolution of thinking and practices in the important area of mine closure, during 2018 the ICMM reviewed and updated its 2008 publication Planning for Integrated Mine Closure: Toolkit. AngloGold Ashanti

played an active role in the process. The revised publication, Integrated Mine Closure: Good Practice Guide provides up to date guidance for companies, spanning the entire integrated closure process and considers certain special circumstances. The guide is supported by a series of tools, and aims to promote a disciplined approach with consistent application of good practice across the mining industry. This publication was released in early 2019 **1**.

Our actions in 2018

We have extensively described our approach to integrated closure management in previous reports **2**. It is multi-disciplinary and incorporates closure considerations across the mine cycle from exploration through planning and design, mining operations and beyond closure.

Work has continued to embed integrated closure principles and practices into the core of the business.

Integrating social and environmental aspects into closure management

In 2018, work on social closure planning continued, with the development of a standard and framework. To meet the requirements of the standard, all sites must have social closure plans in accordance with set requirements. Social closure requirements have been incorporated into the compliance assessment tool and as such, form an integral part of the combined assurance process.

Designing with closure in mind

All sustainable development disciplines are actively involved in the planning and review of significant projects, from concept through to feasibility. The baseline studies and impact assessments cover economic, social and environmental dimensions, forming the basis of operational design and closure planning.

Closure specific issues in the project are outlined, and there is clear demonstration of how closure planning considerations have influenced final project design. A closure plan framework and associated cost estimate is developed for final project configuration. In greenfields projects the main closure elements and costs are detailed in the feasibility report, forming the foundation of the new mine's closure plan. In brownfields projects, incremental closure activities and associated costs arising from the project are documented, using the operation's existing closure plan as a baseline and as a source of relevant rates.

The approach is being applied in AngloGold Ashanti's two priority projects – the Obuasi mine redevelopment and the Quebradona project. In Obuasi, the sustainable development team formed part of the project's technical committee. In late 2018, the mine began preparations for the formation of a multi-stakeholder Closure Consultative Committee. It is anticipated that the committee will include internal and external representatives who will track implementation of the Environmental Protection Agency's approved reclamation plan and assist in the

↓ **1** *www.icmm.com/en-gb/news/2019/icmm-launches-new-closure-guide*
↓ **2** *www.aga-reports.com/17/download/AGA-SD17-integrated-closure-management.pdf*

☐ INTEGRATED CLOSURE MANAGEMENT CONTINUED

relinquishment of reclaimed sites that have met the required criteria. At Quebradona, sustainable development team members form part of the project's independent review team and in 2018 were focused on the pre-feasibility study.

Concurrent rehabilitation and land management

Concurrent rehabilitation and effective land management continued to be central pillars of our integrated closure management programmes. Where possible, rehabilitation is accelerated to manage closure liabilities, reduce costs and free up land for alternative uses. Portions of our tenement which will not be mined are also considered for early relinquishment. In 2017, we reported on our approach, as well as the innovative use of technology at Iduapriem mine to scientifically evaluate our rehabilitation performance **1**.

In 2018, Sadiola gold mine pursued preparations for accelerated rehabilitation, along with reviewing the closure plan for the mine's tailings facility. Areas of focus included waste rock dumps and TSF rehabilitation trials. The dramatic increase in illegal mining in the mine tenement, however, poses a significant threat to the rehabilitation process, with the potential for illegal miners to begin mining on already rehabilitated waste rock dumps. Any damage is likely to incur additional closure-related expenses.

Siguiri gold mine also initiated an accelerated

concurrent rehabilitation programme during the year, aiming to reduce its closure liability and rehabilitation backlog. While challenges were experienced, by the third quarter, the planned 125 hectares of waste rock facility cover and revegetation was completed.

At Tropicana gold mine in Australia, a novel approach addresses rehabilitation, biodiversity and community participation. The launch of the Spinifex Land Management project represents an example of innovation to drive mutual benefit and create multiple streams of value.

Supply chain strengthening for economic succession

Contributing to strengthening the supply chain is an important social and economic aspect of closure. Local business activity and economic productivity supports the development of resilient communities able to respond, adapt and thrive despite significant challenges including mine closure. In areas where the mine is the primary source of livelihood, and inputs of products and services for mining activities are imported, with high host community dependence on the mining business, these communities are vulnerable, and closure has potentially harsh impacts.

Strengthening the local supply chain's capability within the mining value chain is a precursor for diversification beyond the mining enterprise and ultimately economic succession post-mining. Our approach is described

in more detail in our 2017 Sustainable Development Report **2**.

During the year, a company policy on local procurement was released which aims to drive local business development, beginning with the mining supply chain. Operations, particularly in Continental Africa, have actively begun implementation, setting targets and identifying opportunities at operational levels. More details can be found in the section on "Contributing to self-sustaining communities".

The approach and this set of activities clearly outlines the importance and value of an integrated approach. It is led by the commercial function in the business, with support from disciplines within the sustainable development portfolio, and represents how integrating sustainability into the business and leveraging off core business competences is needed for sustainable outcomes.

Managing the South Africa region footprint

Due to the reduction of operations in South Africa, through cessation of operations and asset sales over recent years, it became necessary to reduce the footprint supporting our South African underground mines and surface operations. The reduction in footprint is not limited to land, but it extends to people, addressing environmental liabilities as well as re-configuring business processes. Although the project had been underway for several

years, there was an acceleration during 2018.

The people part of the reduction is reported in the section on "Talent Management, Skills Development and Employee Relations" on pages 72 - 77. Through Project Omega, business processes were reviewed and more cost effective solutions for certain legacy systems have been explored.

A key aspect of the footprint reduction exercise,



1 www.aga-reports.com/17/video/iduapriem-mine-reclamation.mp4

2 www.anglogoldashanti.com/wp-content/uploads/2018/05/AGA-SD17.pdf#page=15

INTEGRATED CLOSURE MANAGEMENT CONTINUED

was bringing some rehabilitation projects forward. The Vaal River retained business, comprising the Vaal River operations after the asset sales, and excluding Mine Waste Solutions, will close in the next two-and-a-half-years after the processing of marginal rock dumps is complete. This is a key step in rehabilitating these footprint areas. The remaining rehabilitation relating to tailings storage facilities will be managed over a longer period.

Economic empowerment of our communities has also been an area of focus. During the fourth quarter of 2018, various agricultural projects in both West Wits and Vaal River were transferred to local communities. Negotiations are currently underway to transfer a rock dump to the Matlosana Municipality for the benefit of the Khuma community. In addition to the rock dump, implementation of a commercial scale pecan nut project is underway, and a biofuels project is at a pre-feasibility stage of planning. In both projects, we are leveraging off our access to land and water and are working with appropriate specialists in agri-business and biofuels.

As previously reported, we have been pursuing formal incorporation of some of our villages into neighboring municipalities. Our intention is to either donate the villages or assist employees in acquiring them.

Integrated closure management at Yatela mine

The current project timeline is for closure activities to continue until end of 2021 with the site relinquishment at the end of 2022.

As part of the company objective to leave a positive legacy in the surrounding villages, the mine continued to implement projects agreed with the local community. This included construction of teachers' accommodation at a local school; drilling wells and boreholes to supply water for market gardening and cattle rearing; building a bridge along a local community road; and fencing of a local community forestry project.

Rehabilitation activities focused on care and maintenance of previously rehabilitated areas as well as continuation of the heap leach pads rinsing.

After the reporting period, in February 2019, the company announced the sale of Yatela mine.

Alignment with the Sustainable Development Goals (SDGs)

Considering our integrated approach to closure management, the material issue cuts across many SDGs. We have adopted a conservative approach to prioritising the SDGs in this area, as certain aspects are better addressed by other material issues.

Refer to page 87 for additional detail.



INTEGRATED CLOSURE MANAGEMENT CONTINUED

Performance

Land disturbed and rehabilitated (ha)

Location	Total amount of land newly rehabilitated within the reporting period	Total amount of land rehabilitated to date	Total amount of land disturbed and not yet rehabilitated	Total land managed
Geita	6.0	557.4	2,783.3	19,627
Sunrise Dam	56.9	810.7	1,428.8	15,866
AGA Brazil	22.8	465.9	476.6	26,083
Sadiola	25.1	167.1	2,192.1	30,260
Obuasi	1.0	207.5	1,691.1	20,146
Serra Grande	18.5	97.4	643.3	2,607
Cerro Vanguardia	–	45.4	1,599.6	54,000
Iduapriem	8.5	259.5	1,519.2	11,000
Yatela	–	547.0	483.3	22,252
Tropicana	48.5	272.9	3,107.4	105,800
Siguiri	125.0	485.0	1,445.8	159,233
West Wits	–	296.0	1,310.0	3,744
Vaal River	–	1,010.0	4,244.1	8,253
Mine Waste Solutions	–	16.3	3,329.3	6,722
Group	312.3	5,238.1	26,353.9	485,593

Rehabilitation liabilities per operation ($ million)

Operation	2018 Restoration	2018 Decommissioning	2018 Total	2017 Total
South Africa*	12.4	63.3	75.7	118.5
Continental Africa	234.8	143.5	378.3	430.9
Australasia	54.8	33.7	88.5	88.3
Americas	101.6	35.9	137.5	146.6
Less equity accounted investments	(18.6)	(38.9)	(57.5)	(59.6)
Less liabilities held for sale	–	–	–	(29.1)
Group	385.0	237.5	622.5	695.6

* Comparative include Moab Khotsong, Kopanang and TauTona



EMPLOYEE, COMMUNITY AND ASSET SECURITY

☐ **06**

KEY FEATURES

OUR SECURITY THREATS DIFFER IN TYPE AND INTENSITY

AngloGold Ashanti operates in an increasingly complex security landscape. Across the four continents and nine countries where we have a significant presence, security threats differ in type and intensity.

Underlying drivers of the threat include political and economic instability; armed conflict and terrorism; social determinants of conflict such as poverty, inequality and unemployment; illegal mining; and general criminality. Security risk is also influenced by the stage of operation, where down-scaling, sale, or closure of operations are all associated with escalating security risk.

WORKING TOGETHER

with communities is a core element of our strategy.



EMPLOYEE, COMMUNITY AND ASSET SECURITY CONTINUED

Notably elevated security risk was experienced in Colombia, Mali, South Africa, Tanzania, Guinea and Brazil. Colombia continued to navigate the transition from decades of armed conflict to a peaceful dispensation. Nevertheless, organised crime groups and various guerrilla groups remained a threat in the country. In Mali, the threat of pit invasions by illegal miners escalated during the year, associated with community agitation related to Yatela mine being in closure mode. Additionally, while not directly affecting AngloGold Ashanti operations, the threat of terrorist activity in northern and certain parts of central Mali persisted. Ongoing threats of illegal mining and criminality persist at our operations in Tanzania and Guinea. Escalating criminal activity, on and adjacent to AngloGold Ashanti's South African operations was experienced during the year. This is mainly related to neighbouring mines which had been closed and subsequently invaded by illegal miners, along with an associated increase in general criminality. In Brazil, a rising incidence of armed robbery was observed, possibly related to economic instability in the country.

The nature of threats and their complex interplay is dynamic, and protecting the business – people, assets and product – is increasingly seen as a strategic determinant of business continuity and success. With mining operations being an integral part of host communities where we operate, protection of the business cannot be seen in isolation. The security, well-being and resilience of our host communities is also a prerequisite for our success. Linked to the interface and interdependence between mining operations and communities, expectations of how the business responds through security interventions have changed. Traditional, labour intensive and militaristic approaches, with the potential for human rights violations are no longer adequate, or appropriate.

Over the past decade, the security function has evolved, becoming more engaging and proactive in its approach. The most significant shifts have been moving from a militaristic to a humanistic approach in security management; engaging with communities as partners in mutual protection; and leveraging off technology to radically improve predictive and preventive capability.

As part of the journey towards improved performance, in 2017 we established our 2030 aspirational goal of "No human rights violations and communities assist us in protecting our business". The goal reflects the importance of protecting human rights, especially in the context of security management and reinforces our commitment as a signatory to the Voluntary Principles on Security and Human Rights. The goal also recognises that harmonious and mutually supportive relationships between mining operations and communities serve as a powerful defence for both sets of stakeholders.



Our actions in 2018

Over the past few years we have actively implemented the AngloGold Ashanti global security framework, demonstrating good progress in our security performance. In 2018, our efforts focused on building on our successes and enhancing our strategic approach to achieve our 2030 goal. This included intentionally supporting achievement of the United Nations' Sustainable Development Goals.

Enhancing the strategy to achieve the goal

The AngloGold Ashanti security leadership group met during the year to review the strategy and refine it for further performance improvement. All company operations were represented. The 2030 goal was clarified to develop a shared understanding across the group, and to describe how successful achievement of the goal would be measured. The critical success factors for achievement were also outlined.

Through the process, it was agreed that achieving the 2030 goal would be demonstrated by evidence of:

- building trust and meaningful engagement with stakeholders
- acting with integrity, transparency and good governance
- establishing partnerships for the goals
- business protection and continuity

A set of strategic focus areas which are aligned to the group sustainable development framework were developed.

☐ EMPLOYEE, COMMUNITY AND ASSET SECURITY CONTINUED



MAPPING THE PRIORITIES
STRATEGIC FOCUS AREAS

PERSPECTIVE

Enabling business performance	Extending the human rights programme	Integrated ASM management	
Protecting the business	Internal protection initiatives	Community-based protection initiatives	Scenario planning and next generation crisis management
Internal systems and processes	Proactive identification and analysis of threats and risks	Operational excellence for consistent performance	Driving technology and innovation for step change performance
Strengthening the foundation	Ensuring health of the Group Security and Human Rights (GSHR) discipline	Embedding and integrating GSHR into the business	Information and knowledge management

Monitoring, evaluating and reporting with effective governance

Building relationships and partnerships to achieve the goals

These focus areas enabled prioritisation of the relevant Sustainable Development Goals, and the development of three-year work plans to achieve both business and societal success.

Embedding and integrating security into the business

The security discipline is well positioned to play an integrating role within the company. During the year, integration has been strengthened at three levels – collaborating with other sustainable development disciplines, integrating into strategic business processes and activities, and strengthening interactions and relationships with host communities.

Two key areas where integration into the business was consolidated were in major business projects, namely in Colombia and the Obuasi redevelopment project, and in crisis management. Security input has been particularly valuable given the dynamic and complex landscapes in which the projects are being undertaken. Insights beyond the technical parameters for project success are given. The security discipline continued to coordinate crisis management across the company, keeping abreast of, and responding to developments related to security challenges affecting the mining industry. Online crisis management training for team members at corporate and operational levels was implemented during the year. Training content is aligned with international best practices and includes raising awareness, the principles of crisis management, and protocols to be followed. Additionally, a secure, centralised hosting platform for all crisis management plans was established.

Proactive identification, analysis and management of threats and risks

Identifying, monitoring and analysing security threats is central to understanding and proactively managing them – to effectively protect the business. Monitoring and analysis is done at regional, country and operational levels, wherein travel risk is also evaluated. Up to date and valid information is sourced on a "live" basis from various information services and operational reports. In areas where the threat goes beyond the operation, we engage with government law and order agencies to ensure a coherent and collaborative approach. Obtaining information and collaborating with other agencies is underpinned by the principles of integrity, transparency and good governance.

Analysis of the underlying causes and contributing factors of security threats is undertaken, as well as assessing the potential implications for the business and possible outcomes. Crime incidents are also monitored and investigated, analysing individual incidents and trends. On this basis, we have a good sense of the pulse and vital signs of each operation, as well as insight into current and emerging issues in each country where we operate. This enables forward thinking and well considered responses in the event of escalating threats or actual incidents.

EMPLOYEE, COMMUNITY AND ASSET SECURITY CONTINUED

Country and operational security dynamics are routinely reported on a weekly basis to business leaders at group and operational levels. A summary dashboard with comparative trend analysis enables business leaders to understand key security issues at a glance. Where urgent issues not suited to weekly reporting arise, they are immediately investigated and analysed with the sharing of issue-based reports and analyses as required.

During the year, this proactive approach has enabled us to navigate and respond to different challenges in the various countries where we operate. The company has engaged proactively with stakeholders in relation to potential threats; dialogue has been established where there is conflict with communities; numerous collaborative security initiatives have been held with authorities; and guidance for employees travelling to various countries helps to protect them as well as

increasing their mindfulness in potentially dangerous situations. The company has also actively supported achieving the United Nations' Sustainable Development Goal 16, which focuses on peace, justice and strong institutions. Work has included ongoing human rights training to third party security providers and government law enforcement agencies with whom we collaborate.

Review of the security landscape is consolidated on a quarterly basis and reported to the Social, Ethics and Sustainability Committee. This enables greater transparency and ensures appropriate governance in potentially sensitive activities.

Driving technology and innovation for step change performance

The application of technology and digitisation in security is essential as we seek to become less manpower dependent and more intelligent



in improving our ability to protect. Remote monitoring for instance, creates virtual perimeters, removes people from risk and allows rapid, targeted and fit-for-purpose responses to breaches of our operations.

During the year, various technology solutions were explored or implemented, focusing on enhancing existing monitoring capability, protective barriers and access control; applying advanced technology for fixed or mobile monitoring; and introducing artificial intelligence capability, most notably the use of drones to strengthen virtual perimeter capability and facial recognition technology powered by artificial intelligence algorithms.

Community-based protection initiatives

Working together with communities is a core element of the company security strategy. Given the intimate relationship between the mining operation and host communities, both groups often have shared challenges. Through a shared value approach, protecting the interests of the company and the community together is a powerful way to build trust. Communities who trust the company and have a stake in its success, and vice versa, enable the identification of threats and all forms of mutual protection.

In collaborating with communities, we have made progress with the establishment of community policing forums, comprising local law and order authorities, local communities and other representatives from civil society. The roles of all parties are clarified, and a

shared purpose is established. Through the forums, the company supports awareness creation and assists in building capacity in human rights and security through educational programmes.

In 2017 we reported on the Geita Community Policing Forum. In early 2018, the Nyakabale Community Policing Centre was vandalised by a group of illegal miners. Renovations were undertaken, and the centre was reopened in the third quarter of 2018. In a testament to the success of community policing, 48 members of the community policing team were recruited by the Tanzania Forestry Services in collaboration with Geita gold mine. Their role was to assist in the protection of the local forest reserve. The team has since apprehended more than 1,000 deforesters and dismantled the associated deforester camps.

Having demonstrated successes in community policing in Tanzania, the approach is being rolled out across the Continental Africa operations. At Siguiri mine, a joint security and community operation cleared illegal mining activities in the Saraya area. Large-scale use of chemicals for gold processing was identified and all chemical bags and drums were successfully removed from the area without any contamination.

The company will continue to build on the successes of community policing in 2019, and we anticipate that the approach and related benefits will be extended to community challenges beyond mining.

☐ EMPLOYEE, COMMUNITY AND ASSET SECURITY CONTINUED

Alignment with the Sustainable Development Goals (SDGs)

For the company 2030 aspiration of "No human rights violations and communities assist us in protecting our business" we have prioritised SDGs 16 and 17. The strategic focus areas we have adopted assist us in further refining our efforts as we contribute to subsidiary targets of these goals.

Refer to page 87 for additional detail.



Our performance

11% REDUCTION

in theft and loss incidents compared to 2017.

Fatalities and injuries to AngloGold Ashanti security personnel in the line of duty

	2018	2017	2016	2015	2014
Fatalities	0	0	2	0	0
Injuries	30	22	35	71	38

Fatalities and injuries to communities related to security intervention

	2018	2017	2016	2015	2014
Fatalities	2	1	0	3	1
Injuries	40	32	36	34	42

Fatalities and injuries to community members while engaged in illegal activities, not related to security intervention

	2018	2017	2016	2015	2014
Fatalities	37	33	11	10	12
Injuries	9	18	5	8	11

ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL)

07

KEY FEATURES

ARTISANAL AND SMALL-SCALE MINING IS A HIGHLY COMPLEX ISSUE

Artisanal and small-scale mining (ASM) has long been recognised as an important issue with complex social, economic, environmental and governance dimensions which need to be addressed in an inclusive way.

Considering that most activities in the ASM sector are informal and outside of legal frameworks, numbers of participants in the sector are uncertain. Recently the Intergovernmental Forum (IGF) on Mining, Minerals, Metal and Sustainable Development estimated that those directly involved are in the order of tens of millions, with more than 100 million people dependent on economic benefits from the sector. The IGF, which is a voluntary platform for United Nations' member states and other relevant stakeholders, has become a leading voice in the formulation of global mining policy and governance.

11 SITES

where ASM takes place adjacent to or near the mine.

ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL) CONTINUED

Calls for formalisation of the sector have been made for many years, with ASM being included as a significant component of the IGF's Mining Policy Framework published in 2013. Acknowledging that ASM, and its formalisation and integration into the formal economy is a government accountability, a guidance document to assist governments in developing and implementing ASM strategies in their jurisdictions was released in 2017. In 2018, activities focused on training and capacity building, and providing support to governments who were receptive to making progress in this area.

For the African continent, the African Mining Vision (AMV) recognises the important role that ASM plays in sustaining rural economies, and the opportunity to harness its potential contribution to integrated national development. Notwithstanding the stated intent of the AMV, the absence of policy frameworks constrains a country's ability to obtain a greater contribution from the ASM sector. Where policy frameworks are present, their limitations include a lack of distinction between large-scale mining (LSM) and ASM, or bureaucratic processes that are unworkable for ASM. Compounding the policy challenge, in the absence of long-term financial and technical support, individual ASM operations are unlikely to be sustainable. ASM as a sector however will persist, with ebbs and flows of activity, mostly related to economic conditions.

ASM is often considered in relation to the level of technical sophistication applied at its

operations. In addressing the material issue, AngloGold Ashanti categorises ASM as legal, illegal or criminal in affected areas, as they relate to prevailing jurisdictional legal frameworks. Using this approach, the primary challenge faced is around illegal mining where there is the actual or potential threat of mine tenement invasion. Dormant or active workings may be invaded. In this setting, although the company takes every effort to secure its property and people, the company is often dependent on government authorities for the maintenance of law and order, and protection of the company's continued ability to conduct business.

The impacts of illegal mining are felt by both the company and the illegal miners. Impacts on the company include operational disruptions, gold and production losses and, where previously rehabilitated areas are targeted, additional rehabilitation costs are incurred. Impacts experienced by illegal miners are mostly safety and health related, with injuries and fatalities occurring on the mine tenement and illegal miners' use of chemicals impacting negatively on their health and environment. While such injuries, fatalities, health and environmental impacts are caused by illegal activities and not by the company, AngloGold Ashanti has been reporting on them publicly because of their association with the mine tenement, and in the interests of transparency. Where the injuries of fatalities have any relation to security intervention, these are subject to external and internal investigations. Sadly, 2017 and 2018 saw a sharp rise in ASM fatalities due to illegal

mining activities. For 2018, almost all the fatalities were seen on the Sadiola and Yatela mine tenements, with 27 illegal miners fatally wounded in a single incident where their use of explosives in the dormant Yatela mine main pit gave rise to a fall of ground.

In dealing with such a complex challenge, and with the toll it exacts on communities, a humanistic, inclusive and multi-stakeholder approach is necessary for meaningful solutions to be found.

Our actions in 2018

Our position and approach to ASM has been articulated in detail in previous reports **1** **2** . We seek harmonious co-existence with legal ASM through a two-pronged approach focusing on providing direct support for formalisation of ASM, and local enterprise development which contributes to creating alternative livelihoods. We also work with country law enforcement agencies who assist in protecting our mining tenement.

Supporting global ASM policy and formalisation

Our approach to supporting ASM policy and formalisation is in the broader context of global and regional mining policy and frameworks – of which ASM is a subset. Two important focal points which we interact with are the IGF and the African Mining Development Centre (AMDC). The AMDC is an entity of the United Nations Economic Commission for Africa which works with member states of the African Union, providing strategic and operational

support for the AMV and its action plan.

In 2018, the company continued participation with the IGF, attending its annual general meeting and related events. At an operational level, our Geita gold mine contributed to training and capability building on environmental management under the auspices of the IGF. Delegates from several African countries participated in the training.

Over the past few years we have interacted with the AMDC to nurture a good working relationship and to consider how the African Mining Vision would inform our broader sustainable development strategy. In 2018 our dialogue continued, including the head of the AMDC presenting perspectives and socio-political trends to the AngloGold Ashanti Board strategy meeting during the year.

Navigating ASM dynamics at a country level

The main countries where AngloGold Ashanti has operations and projects affected by ASM are South Africa, Tanzania, Ghana, Mali, Guinea and Colombia. Efforts to strengthen local economic development to reduce dependence on illegal mining is described in the material issue on "Contributing to self-sustaining communities".

In the West Wits area of South Africa, invasion of the closed Blyvooruitzicht gold mine by illegal miners was related to organised criminal syndicates. The mining involves the use of heavy machinery and large haulage trucks

1 *www.aga-reports.com/17/download/AGA-SD17-artisanal-mining.pdf*
2 *www.aga-reports.com/16/download/AGA-SDR16-asm.pdf*

☐ ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL) CONTINUED

for the removal of material. With escalation of the illegal mining activities, the company actively participated in work with the Minerals Council South Africa to formulate a framework in response to the issues. The framework is in support of a directive set out by the Department of Mineral Resources and is applicable to the entire mining industry.

ASM and illegal mining has been endemic in the Geita region of Tanzania. During the year, aggression and confrontation from illegal miners was experienced. In responding to the challenge, we have adopted a collaborative approach between the company, law enforcement agencies, local government and community leadership through a Community Policing Forum **1**. Established in 2016, training of Community Policing Forum members has included security techniques as well as an understanding of human rights requirements. The approach has matured over the past few years, driving reductions in illegal mining intrusions, crime within the community and enhanced protection of local forest reserves. During the year, it was recognised that minor children were becoming involved in illegal mining activities. A multi-stakeholder task team comprising company representatives, authorities including social development structures, community leadership, faith groups and local NGOs has

been established to address the issue.

Beyond protecting the tenement, in collaboration with IGF and other partners, Geita gold mine participated in a 10-day workshop focusing on environmental management in mining. The workshop was held in Mwanza, Tanzania with site visits to Geita mine focusing on acid mine drainage and tailings storage facilities.

In Ghana, protection of mine tenements has been embedded in the security agreement established as part of the Obuasi redevelopment project, and is within the context of government's constitutional responsibility to ensure the rule of law and to protect the country's infrastructure as it deems appropriate. During the year, the government response was escalated through "Operation Vanguard". A combined police and military task force of about 400 members was deployed to clear illegal mining activities. The ban on small-scale mining was lifted on 17 December 2018, and the ongoing protection of mine tenements is being discussed between industry, Chamber of Mines and relevant authorities.

Escalating illegal mining activity with active community participation was noted at our Sadiola and Yatela operations in Mali. The increase was related to the difficult economic conditions prevailing in the country, as well



as community uncertainty around the future of the operations. The invasions have been limited to non-operational pits, although the risk remains that they could extend to rehabilitated waste rock dumps. Following the incident involving multiple fatalities due to illegal mining activities at the dormant Yatela main pit, some 300 public security force

members were deployed. They succeeded in clearing the area of illegal activities and preventing further unauthorised entry. After gaining control of the area, a contingent of 50 security force members were deployed to maintain the progress made. These were however demobilised three weeks later with a recurrence of pit invasions. Company security

☐ ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL) CONTINUED

members were subsequently withdrawn for safety reasons and to prevent any possible conflict. Monitoring of illegal mining activity using drone technology has continued, as has engagement with authorities to maintain law and order. With continued illegal mining activity, the risk of injury and death to illegal miners remains high.

In Guinea, limited progress has been made by the country to reform gold mining, with the persistence of high numbers of illegal miners on mining concessions. At Siguiri mine in Guinea, illegal mining activities are associated with the large-scale use of chemicals for gold processing. Aligned to our community security framework and transferring our successful experiences with community policing in Geita, a similar approach was adopted at Siguiri. A combined company and community intervention was successful in clearing illegal mining activities in the Saraya area, part of the Siguiri mine tenement. This included the removal of drums and bags of chemicals without any environmental contamination.

There has been good progress with the implementation of the ASM co-existence project at the Gramalote project in Colombia. Agreements between the local authorities, AngloGold Ashanti and 19 artisanal miners have been concluded to initiate the pilot project.

Alignment with the Sustainable Development Goals (SDGs)

As a material issue, artisanal mining cuts across many SDGs. These range from poverty, hunger and inequality to life on land, peace justice and strong institutions and partnerships for the goals. In prioritising the SDGs, we have adopted a conservative approach in this area, as certain aspects better addressed by other material issues.

Refer to page 88 for additional detail.

Our performance

Reporting on our performance in ASM, particularly in our support for global ASM policy and formalisation, is qualitative. Where specific issues arise at country levels, these are addressed in the section on our performance. Other aspects of our efforts to improve local economic development to provide alternatives to ASM, particularly illegal mining, are described in "Contribution to self-sustaining communities".



RESPECTING HUMAN RIGHTS

08

KEY FEATURES

UPHOLDING HUMAN RIGHTS IS THE RESPONSIBILITY OF ALL

In 2018 the world celebrated the 70th anniversary of the Universal Declaration of Human Rights, which acknowledges that upholding the basic rights and dignity of all people is a responsibility of nations, organs of society and individuals. Where human rights are not valued, respected and upheld there is inevitable breakdown of trust, freedom, justice and peace.

Global adoption of the United Nations' SDGs has added further impetus to the world's human rights agenda. The protection of human rights is explicitly embedded into the intent of the SDGs, along with the resolve to combat inequalities and to build peaceful, just and inclusive societies.

18,100

employees and contractors received human rights training.

RESPECTING HUMAN RIGHTS CONTINUED

As an organ of society, the business enterprise has obligations for the realisation of human rights – within the business, across its value chain and in its interactions with all its stakeholders. Where human rights are compromised, the business fails as a good citizen and is unlikely to be sustainable. This is particularly relevant to the mining sector, with the growing recognition that building trust is a prerequisite to ongoing and successful operations.

AngloGold Ashanti's commitment to upholding and respecting human rights is an expression of our company value of Dignity and Respect. In this sense, it permeates all aspects and functions of our business, and contributes to defining who we are. The commitment is enshrined in our global Human Rights Policy which applies to employees, contractors and other business partners including the supply chain, state actors and joint venture partners. We refer to all internationally recognised human rights as expressed in the International Bill of Human Rights and the International Labour Organisation Declaration on Fundamental Principles and Rights at Work. The policy is consistent with the South African Bill of Rights and our commitments to the 10 principles of the United Nation's Global Compact (UNGC).

In line with implementing the United Nation's Guiding Principles on Business and Human Rights (UNGPs), we have due diligence processes in place to identify, prevent, mitigate and report on our impacts on human rights, as well as processes to enable the remediation of any adverse human rights impacts we may have caused or contributed to.

Our 2030 aspiration of "No human rights violations" embraces the spirit of the SDGs and goes beyond the UN Guiding Principles which have a softer expectation that businesses should avoid infringing the human rights of others. In eliminating human rights violations, we recognise that we have distinct challenges, with various aspects influencing human rights beyond our immediate control. These include traditions and cultures in the areas where we operate, embedded poverty and inequality in various jurisdictions, weak governance zones and working with third parties who may not share our viewpoint on human rights. Notwithstanding the challenges, our commitment and resolve is steadfast.

Our actions in 2018

Considering the complex human rights challenges in our operating landscapes, compliance is necessary, but more is needed. Our 2030 aspiration calls for us to be a human rights champion, positively influencing others through our authentic practices.

Being a champion requires that we actively support and participate in strengthening the evolving human rights narrative at global, regional and national levels. To be authentic, we need to embed human rights into the heart of our business, and this positions us to grapple more effectively with the real and difficult human rights dilemmas we face. Where we, or our related parties, have potentially violated a human right, we need to investigate this rigorously and independently in search of the truth and for sustainable solutions, in support of the UNGPs' intent to protect, respect and remedy.

Shaping and influencing a pro human rights narrative

In our ongoing commitment to the UNGPs, in 2018 we continued to participate in the UN Forum for Business and Human Rights. Other forums where we are active members and participants included the Voluntary Principles on Security and Human Rights (VPSHR) initiative and the UNGC. AngloGold Ashanti's VPSHR participation is at a global level, and for the UNGC we are active participants globally, as well as members of the Global Compact Network, South Africa Board.

As a member of the ICMM, AngloGold Ashanti participates in the ICMM Security and Human Rights Working Group which for the past two years has focused on establishing a network to assist members in meeting VPSHR requirements and to deal with complex security and human rights challenges facing the industry. In support of Human Rights Day and the 70th anniversary of the Universal Declaration of Human Rights, the ICMM reaffirmed its position on respect for human rights by member companies, and embraced the concept of companies and individuals playing a role as human rights defenders.

In 2018, we contributed to cascading the Voluntary Principles to a country level, with the formation of national or industry based in-country platforms and working groups. In Ghana, we participate in a VPSHR working group which was formed to influence adoption of the Voluntary Principles and related practices within the country. In South Africa, under the auspices of the Minerals Council South Africa, we contributed to the development of a human rights framework for the South African Mining Industry. It is anticipated that this framework will shape practices across the industry, as well as influencing human rights policy more broadly. While the industry is focusing on its implementation beginning in 2019, AngloGold Ashanti has already implemented and met all the framework requirements.

Embedding human rights into the business

Being an effective voice to positively influence and shape the human rights narrative, is underpinned by authentic demonstration of our actions.

In giving effect to our policy we have progressively implemented our Human Rights Framework across the company from 2015. As part of the framework implementation, in 2017 all sites undertook due diligence assessments and gap analyses. For 2018, sites worked to address the issues they had identified. Internal collaboration with group compliance enabled the process further. Online human rights training was

⌐ RESPECTING HUMAN RIGHTS CONTINUED

integrated into the compliance training platform, and managerial training on human rights and business was extended to cover all management levels. Site level progress in addressing their specific human rights challenges was reviewed as part of the company's combined assurance process.

In 2019, formal group level due diligence assessments will be undertaken to assess progress against 2017 baselines.

Special human rights challenges facing the business

Two areas, where ensuring that we continue to uphold and respect human rights, have special challenges. In our supply chain and where we work with public or private security providers, the potential for human rights violations is increased. In both circumstances, while related parties are required to work according to our policy and universal human rights principles, governing their day-to-day actions is more difficult.

In the emerging markets where we operate, one of our objectives is to strengthen the value chain through local business development and local procurement. At the same time, there is often corruption and weak governance in these areas, increasing the potential for human rights violations. In responding to the challenge, roll out of the supplier assessment programme in collaboration with group compliance has continued. Further tools to evaluate supplier risk ratings are under development.

Similarly, working with public and private security service providers poses complex challenges when they are required to provide support in protecting our people and property. Training and awareness briefings pre-deployment is prioritised to ensure security service providers comply with our standards and obligations under the VPSHR. In cases where public security is deployed to deal with emergencies, this is not always possible and proactive and regular engagements with Public Security command structures is required.

Addressing potential human rights violations

Identifying potential human rights violations and addressing them in an honest and transparent way, with appropriate remediation is a prerequisite for building trust.

Over the past few years, potential human rights violations have generally been self-reported. This is an indication of a maturing human rights culture within the business. All operations also have grievance and independent anonymous whistle-blowing mechanisms accessible to internal and external stakeholders. All allegations are rigorously investigated using accepted investigation protocols, and where applicable, investigations are independent.

We continue to report allegations of human rights violations and confirmed violations openly and transparently.



Alignment with the SDGs

Upholding and respecting human rights is a central theme for the SDGs, cutting across all 17 goals in implicit or explicit ways. In prioritising the SDGs, we focus on SDGs 10 and 16, which are relevant to our strategic approach.

Refer to page 88 for additional detail.

RESPECTING HUMAN RIGHTS CONTINUED

Our performance

Human rights awareness training showed
POSITIVE RESULTS
during 2018, and 18,100 employees and
contractors received awareness training.

Number of human rights violations

0

(2017: 3)

Percentage of security personnel trained in the organisation's human rights

98%

(2017: 94%)

Key performance indicators

	2018	2017
Number of human rights reported incidents under VPSHR	0	3
Number of human rights allegations under VPSHR	1	2
Percentage of security personnel trained in the organisations' human rights	98	94

Key performance indicators

Indicator	2018	2017	2016	2015	2014
Percentage of new suppliers screened using (%)					
Human rights criteria	77	78	100	48	10
Labour practices criteria	82	31	100	48	10
Environmental criteria	45	31	100	48	10
Criteria for impact on society	70	31	100	48	10

There were no human rights violations recorded for 2018. One allegation of potential human rights violation was reported and investigated during 2018:

Date: 2018/07/15

Allegation: A female employee from a contracting service provider alleged that a male security officer conducted a physical body search on her in an inappropriate manner. The complainant later withdrew the case, and an investigation also revealed no evidence to substantiate the allegation. It was further established that the complaint was a malicious attempt to discredit the security officer.

Corrective action: Regular awareness training on voluntary principles, including re-emphasising search and arrest procedures.

TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS

09

KEY FEATURES

OUR EMPLOYEES DETERMINE OUR BUSINESS SUCCESS

In a changing world of work, the relevance of talent management, skills development and employee relations is established and its importance as a determinant of business success continues to increase. This was clearly reflected in the 2018 company materiality process, where they were rated as a priority which the company needs to address and excel in.

Changes to the way in which we work continue to be influenced by demands for lower operating costs, improved efficiency and greater productivity. These expectations drive and are supported by the rapid development of technology, including the emergence of artificial intelligence. Through technology advances, work processes are made quicker, cheaper and less labour intensive.

$15.2 MILLION

spent on training and development

TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED

The evolution of technology and its interface with people presents an array of implications to society, business at large, the mining sector and AngloGold Ashanti. In emerging economies where most of our operations are located, shifting from a dependence on manual labour, to developing a population of knowledge workers is needed to manage the threat that technology application brings to increasing unemployment. This also applies within the organisation where roles, qualifications, capabilities and methods of learning must all keep abreast with technological developments. In addition, we need to consider the interdependence between people and technology, understanding that technology is designed and developed by people, and people use technology. This relationship continues to evolve as we adapt to new dimensions of work in business.

Also influencing the world of work are changing expectations of society and the individuals within it. Employees are increasingly realising their rights and their own worth, and policies reflecting the importance of people to the organisation must be translated into consistent practices and employee experiences. Greater consideration is being placed on purpose-driven work, as well as designing work to suit the changing needs of our employees. Expectations around how we effectively manage diversity and use it to unleash

greater potential are also increasing. Embracing diversity and creating fair and inclusive workplaces is a prerequisite to building trust, and to getting the best out of the people who make up the organisation.

Against this background, the fierce competition for talent continues unabated. The mining sector faces a difficult set of challenges, in that competition for talent is not limited to companies within the sector. The industry competes with other sectors that are often seen to be more attractive. This is especially relevant to new generations who are more socially aware, and who may perceive the mining industry as having a tainted history.

Regulatory shifts within our operating landscape are placing greater emphasis on the development and utilisation of local skills. This is most evident on the African continent, reinforcing the organisational imperative to continue localisation of staff, especially in senior managerial and technical roles. Notwithstanding the requirements for legal compliance, we believe that localisation strengthens organisational performance and resilience in the long term.

Moving from the external landscape to the internal operating environment, two significant factors influenced the people side of the business and are likely to continue doing so going into 2019. Early in the year, rationalisation of the South African business was concluded, with the sale of Moab

Khotsong and Kopanang mines in the Vaal River operations. This resulted in a sharp reduction in the AngloGold Ashanti workforce. Additionally, in the latter half of the year, a new Chief Executive Officer took the helm at AngloGold Ashanti. Both dynamics have the potential to individually and collectively influence and reshape the culture of the company over the next few years.

Our actions in 2018

In 2018, we continued the work begun in 2016, giving effect to the six prioritised Human Resources focus areas across the group **1** **2**. In addition to implementing our planned activities, there has been a maturation in our approach to the strategic frameworks, as well as greater coherence across the global human resources portfolio.

People and organisational effectiveness

During the year, continued focus was placed on increasing people and organisational effectiveness across the company. This entailed extending the roll out of the group Health of Discipline Framework to ensure a consistent and coherent approach to:

- the availability of functional competence and proficiency for all roles
- planned and controlled succession planning for key critical roles
- the facilitation of clear and relevant career pathing within and across AngloGold Ashanti regions and disciplines

Engagement sessions with group heads of the various functions in the business were held to ensure a common understanding of the framework, its principles and design requirements, and expectations for implementation. This set the context for each function to design its own Health of Discipline Framework in a consistent way, but with sufficient latitude to enable interpretation and discipline-specific translation. To ensure consistency and good governance, final design of each discipline framework is reviewed in conjunction with group Human Resources.

During the year, several functions completed their discipline frameworks and began implementation. The process also enabled conversations, sharing of ideas and learning across different functions. The development of an information platform to host the discipline frameworks and enable their online application was commenced during the year and work will continue in 2019.

In addition to setting the direction for the group, the human resources discipline also launched their own Health of Discipline project. After scoping, the project was initiated and supported by a task team with representatives from the corporate office, regions and centres of excellence. The focus has been on developing the Human Resources Competency Framework, priority role profiles, career paths for human resource practitioners and capability assessment tools.

1 www.aga-reports.com/16/download/AGA-SDR16-talent-management.pdf

2 www.aga-reports.com/17/download/AGA-SD17-talent-management-skills-development.pdf

TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED

Supporting the development of managerial and leadership capability, the "How We Work" suite of tools and training materials developed in 2016 were converted into an interactive e-learning solution. The content has been installed on the company's online learning platform and planning for roll out in 2019 is underway. This includes translation of material into French, Spanish and Portuguese for locally relevant application.

Additionally, building on the Leadership Competency Framework designed for senior leaders in 2017, a similar framework for Stratum I to III employees has been developed, leveraging and aligning with existing leadership frameworks in the business or regions e.g. Australia, Colombia and South Africa. The work is being adapted for application across the company and represents an example of shared learning and the transfer of leading practices within the company.

Talent and succession management
Active management of the talent and succession pools continued during the year. The talent review cycle has become well established, with completion of the Executive Committee talent and succession planning review in October followed by an update to the Remuneration Committee in November 2018. Significant growth of the cross-functional and regional talent and succession pools was recorded, with a 15% year-on-year improvement. We continued to experience good leadership talent retention at Stratum

IV and above, with a 92% retention rate. A total of 84% of key leadership positions was filled by internal candidates. Between 2016 and 2018, 9% growth of female successors identified as part of the talent pool was recorded, however, this remains a key focus area for the group going forward. Also, while steady progress has been made in reducing the expatriate workforce in Continental Africa, and the appointment of local nationals, further work is underway to map talent internally and externally to create a robust pipeline of local talent.

Our work to develop emerging leaders continued to go well. 2018 was a year of consolidation after the company decision not to have an intake into the Chairman's Young Leader's Programme for the year. Attention was placed on those who had come through the programme from 2015, with their participation in various initiatives.

The Future Leaders Mentorship Programme was launched in September 2018, with 57 delegates comprising matched mentees and mentors undergoing programme training. Regional launches were subsequently held in South Africa, Ghana and Australia.

In October, eight young leaders from AngloGold Ashanti, representing South Africa, Continental Africa and the Americas attended the One Young World Summit in The Hague, Netherlands. The initiative provides a global platform for bright young leaders between

the ages of 18 and 35, to come together and engage in business and social priorities across the world. It reflects a recognition that emerging young leaders will face different and increasingly complex challenges as they assume leadership roles in the future. The young leaders have now become a part of the One Young World Network made up of around 800 young leaders from some 200 countries.

Other individuals with leadership and critical skills talent received development support through exposure and participation in various development initiatives. These included coaching, mentoring, and formal learning at local and international business schools such as the Graduate School of Business at the University of Cape Town and Harvard Business School. Increased focus was placed on development through informal and experiential interventions such as on the job learning and secondments.

An intake of eight Chairman's Young Leader Programme delegates is planned for 2019. More focus is being placed on women delegates from core technical disciplines. The target is to have women making up at least 60% of delegates.

Employee engagement
In 2017, we reported on the findings of a global employee engagement survey done during the year [1]. Following the sharing of the 2017 engagement survey results with the business – detailing employee engagement



findings by region and business unit – human resources business partners (HRBP's) partnered with operational leadership to identify and implement measures to improve employee engagement.

Progress on implementation of the measures was shared with the board, identifying the need for an additional group-wide intervention to translate the AngloGold Ashanti values into leadership behaviours and enable their adoption across the company. The initiative commenced in 2018 and will be concluded in 2019.

TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED

This will entail:

- conducting one-on-one interviews with an extended leadership cohort (Stratum IV and above) to solicit further input on how the values should manifest in behaviours, and to identify immediate actions to address areas of concern
- synthesising the senior leadership feedback and insights, translating them into role model behaviours required from leaders
- embedding the values and behaviours into leadership and managerial practices in the "How We Work" material and training
- rolling out a company-wide values and behaviours campaign, with regional dialogues to raise awareness and drive adoption and implementation
- facilitating regional focus groups to cascade the leadership behaviours through the organisation, and to develop regional implementation plans to address areas of concern
- ensuring that values and behaviours form a critical component of performance management and reward processes
- incorporating leadership effectiveness assessments, which focus on values and behaviours, into the employee engagement survey

Ultimately, our intent is for all employees to live the company values, and for this to be demonstrated through their behaviours and practices.

Diversity and inclusion

Our business success is underpinned by the need to achieve an inclusive culture which leverages off the diversity of our employees and stakeholders. Embracing diversity drives social cohesion and enables us to tap into the full talents and potential of all those we work with.

A key aspect of diversity and inclusivity which we must relentlessly address, is gender equality. This entails the inclusion of women at all leadership levels, along with women having equal opportunities and equal pay for work of equal value. While progress has been made at the Board and Executive Committee levels, challenges have been experienced at senior and junior management levels in recent years where the number of women in these roles has not met internal company targets. Similarly, further work is required to increase the number of females in technical roles.

During the year, AngloGold Ashanti focused on two broad and complementary sets of activities to further gender equality. The first set related to creating conditions to enable women to thrive in the organisation. Secondly, activities focused on attracting, retaining, developing and promoting women within the company.

Roll out of the company gender diversity programme commenced with initial work done in Continental Africa. A focused workshop was held with the Continental Africa leadership team, as well as a site-based workshop at Geita gold mine. At an operational level, clear challenges have been identified, largely around a cultural mindset creating barriers to embracing gender equality and diversity. Assessments will be conducted across other sites in the company with completion by May 2019. Linked to creating a culture which leverages off diversity, internal targets have been reviewed and included into company key performance indicators to drive greater operational accountability at a business unit level.

Specific actions have been developed to address the number of women representatives at senior and junior management levels. These include prioritising the filling of senior management vacancies by women, accelerating development plans for emerging female talent and the creation of development roles at a senior level specifically for women. At a junior management level, activities have focused on targeted recruitment from universities; designing and implementing internship programmes; and increasing the proportion of women representatives in company led or supported leadership programmes to at least 60%.

Over and above the actions outlined, an ongoing challenge is to improve the attractiveness of the mining industry for women, which is important to increasing the current talent pool of women.

As reported previously, the company continued to support the 30% Club Board Walk and Women in Mining initiatives. AngloGold Ashanti also joined the 30% Club Leader Walk which focuses on growing the middle management pipeline. Twelve women from middle and junior management have attended this initiative from its inception.

Awards and recognition

Our efforts to further a diversity and inclusion agenda were recognised in various ways during 2018. At the annual Gender Mainstreaming Awards evening hosted by Business Engage South Africa, the company won the Empowerment of Women in the Community award, as well achieving runner up status in several other categories. Women leadership in AngloGold Ashanti also received various accolades with Tirelo Sibisi, our Executive Vice President Human Resources, being awarded the coveted '2018 Human Resources Director of the Year' award from South Africa's Institute of People Management. Ria Sanz, our Executive Vice President: Legal, Commercial, Governance and Company Secretary, was honoured by her inclusion in the prestigious list of the Top 100 Global Inspirational Women in Mining.

Our CFO, Christine Ramon, was the first runner-up for the Positive Role Model and for Gender Reporting by JSE-listed companies, and was second runner-up in the Woman in Executive Committees in Multinationals Award. Christine is also the first woman to be named South Africa's CFO of the Year at the 2018 CFO awards. She was honoured with Compliance and Governance, High Performance Team and Moving into Africa awards at the same event.

TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED

Labour relations 102-41

South Africa

The large-scale restructuring, rightsizing and downsizing of the South Africa operations has been undertaken over the past two years as a composite part of an Employee Transition Framework (ETF). The ETF is a framework of policies, procedures and practices that guide the manner in which typical human resource management functions are applied within a rapidly declining business and rapidly reducing workforce. The ETF was originally formulated with a six-year progressive implementation timeline aligned to the life of mine of the South Africa region assets. However, decisions taken in 2017 to proceed with the immediate cessation of operations at TauTona and Savuka mines, and the sale of Kopanang and Moab Khotsong mines as a job loss avoidance measure, required that the ETF be implemented within a two-year period. The need to fast-track the ETF with the concomitant restructuring, rightsizing and downscaling had a significant and immediate impact on our people as the South Africa region workforce was reduced by some 18,800 employees (a 74% reduction). The processes met legislative requirements and entailed extensive and rigorous internal and external consultation.

The South African operations now comprise Mponeng mine, Mine Waste Solutions and a closure business with a combined workforce of around 6,500 people. Efforts to protect employment ratios of historically disadvantaged South Africans and women were reasonably successful.

As part of giving effect to AngloGold Ashanti's mining right obligations to ameliorating the impact of restructuring and downsizing, an extensive portable skills training intervention was initiated to assist retrenched employees to acquire skills which would assist them in re-entering the job market outside of mining. Skills development training offered ranged from engineering and construction work, to agriculture and e-learning related skills. Various entrepreneurial programmes were also offered. The initiative was supported by the internal publication "Skills for Tomorrow: Employee Prospectus 2018", which guided leaving employees on how to access psycho-social and financial planning support to help deal with the separation process, as well as to select from a wide range of portable skills training programmes supported by the company.

The separation process was successfully finalised within a highly-regulated environment and with active involvement of the trade unions. At the same time, the company was involved in wage negotiations under the auspices of the Minerals Council South Africa. Along with the challenging political and socio-economic landscape in South Africa, the separation process was successfully finalised, and the wage negotiations were successfully concluded, with regulatory approval and without strike action. A three-year wage deal was reached through the wage negotiations.

Siguiri gold mine

Despite a few labour stoppage challenges during the year, the industrial and labour relations climate remained generally peaceful and stable. Drawing from past lessons, a three-day joint capacity building workshop for the mine negotiating team (general management representatives and union leadership) resulted in the design of an internal mediation framework, providing a mechanism for resolving disputes with restricted recourse to a third party. Following this, the 2018 wage negotiations were successfully concluded in 10 days, in a spirit of mutual understanding and trust.

Efforts to increase the proportion of local nationals employed continued, with coordinated succession plans for identified Guinean employees.

Sadiola and Yatela gold mines

In Mali, the mine labour relations climate continued to be influenced by uncertainty about the Sadiola Sulphides Project and the decision to place the mine in restricted operations. Negotiations relating to the phased retrenchments necessitated by restricted and suspended operations were successfully concluded and implemented in May 2018. At Yatela, the retrenchment process, as approved by the labour inspector in 2017, was concluded.

Iduapriem gold mine

In Ghana, Iduapriem successfully concluded a two-year salary adjustment framework with the Ghana Mineworkers Union. The framework



was used in 2018 for bargaining unit employees and will be applied again in 2019. The industrial climate had been peaceful, and no adverse labour incidents were recorded during the year.

Geita gold mine

The overall labour relations climate at Geita gold mine is good. Since signing the recognition agreement in August 2013, management and the union have continued to engage and address labour issues through dialogue and negotiations. Toward the end of 2017, management and union concluded a compressed working week agreement that was implemented in 2018. The agreement was concluded with a full review of the collective bargaining agreement, which is effective for two years. Annual wage negotiations were successfully concluded in December 2018.

◻ TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED

Alignment with the Sustainable Development Goals (SDGs)
Managing talent, developing skills and nurturing sound employee relations touches on several SDGs. In prioritising the SDGs according to our strategic intent and the work we are doing, our focus is on SDGs 5, 8 and 10.

Refer to page 89 for additional detail.



Our performance

Board gender representation



■ Male	73%
■ Female	27%

Executive management gender representation



■ Male	67%
■ Female	33%

Global female representation



■ Americas	9%
■ Australasia	19%
■ Continental Africa	8%
■ Corporate office	46%
■ South Africa	18%

0
Number of grievances relating to unfair labour practices

(2017: 14)

Expatriates in Continental Africa region
(number)



14	211
15	188
16	166
17	142
18	133

Training and development expenditure
(2018, $m)



■ South Africa (including corporate)	11
■ Americas	2
■ Australasia	1
■ Continental Africa	1

NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK

10

KEY FEATURES

GLOBAL UNCERTAINTY AND RISK ARE INCREASING

In the year under review, political and regulatory uncertainty and risk remained one of the most significant material issues facing AngloGold Ashanti.

It is characterised by an evolving global socio-political landscape where uncertainty and risk are increasing, influenced by a range of factors including the global challenges of poverty and inequality. Aggravated by populist and nationalist approaches in certain host countries, navigating political uncertainty and risk is likely to remain a difficult challenge for the foreseeable future.

$760.1 million

Payments made to governments in 2018

NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED

The resources sector is often at the forefront of conflict between national governments and civil society on the one hand, and the private sector on the other. In the setting of conflict, there appears to be a breakdown of trust between the various stakeholders. This is often related to mineral resources being regarded as a significant part of national heritage and identity, and often seen as an inadequately tapped source of wealth for national development. The argument for countries in emerging economies, especially during times of economic hardship, is strengthened in that they have not overtly benefited from upswings in commodity cycles yet are perceived to bear the brunt of negative social and environmental consequences related to mineral extraction.

Regulatory uncertainty coupled with increasing demands placed on mining companies drives perceptions of escalating risk dramatically. This is inevitably associated with reduced investment appetite, tightening of margins and reduced industry and company value. Where industry or company responses are defensive or adversarial, there is often escalation of conflict and further polarisation of relationships.

Considering the changes in the global landscape, mining companies and the sector at large are increasingly expected to play a constructive and developmental role in economic, social, environmental and governance issues. The expectation may be from shareholders and other stakeholders alike. The industry, however, is often perceived to be slow in responding to these challenges, with retention of historic

practices and business models. Additionally, negative sentiments directed at the mining sector are exacerbated by social, health and environmental impacts attributed to the industry over several decades.

In response to the perceived inertia of the mining sector, the emergence of a broad philosophy of resource nationalism is seen in various jurisdictions. It manifests itself in a number of ways, ranging from changing licensing, ownership and royalty requirements to imperatives for local procurement, staff localisation and increasing taxation. Legislative changes include convergence of the social licence to operate with formal licencing requirements, and inclusion of social aspects and requirements into the licencing process. Increasing community and NGO activism contributes to escalating tension in a dynamic and often volatile environment where stakeholders are demanding a greater share of the benefits from resources.

In 2018, specific challenges and opportunities were experienced in various jurisdictions where we operate. In South Africa, the revised Mining Charter was gazetted, along with withdrawal of the contentious Mineral and Petroleum Resources Act Amendment Bill. This was broadly welcomed by the industry and its stakeholders although certain elements of the revised Mining Charter remain a concern. The consultative and reconciliatory approach by the new Minister of Mineral Resources is anticipated to contribute towards improving sentiment in the South African mining industry.

THE NEW SA MINING CHARTER
Our interpretation and readiness to meet the requirements

Following the release of Mining Charter III in September 2018, a gap analysis was undertaken to understand implications for the company. This analysis was done on the basis of "what is", recognising that guidelines for implementation of the charter were only published in December 2018. In this context, further synthesis is needed, along with continued engagement between the industry and the Department of Mineral Resources to align interpretations and manage expectations.

Our objective is to ensure alignment with and compliance to the new Mining Charter.



☐ NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED

In Continental Africa, high or increasing socio-political risk was experienced in Tanzania, Guinea and Mali. Tensions between the Tanzanian government and mining companies remained elevated, with the threat of VAT lockups, fines, directives and various demands for compensation. Political instability at a local government level was experienced in Guinea, and the socio-economic challenges of poverty and unemployment contributed to strained relationships between communities and the mine. Frequent community opposition and grievances related to employment and land access were experienced. In Mali, presidential and parliamentary elections during the year heightened political tensions and instability. Additionally, community discontent continued to escalate due to concerns and uncertainty around the future of the Sadiola and Yatela operations.

In the Americas, Colombia continued the peace process after decades of conflict. In the transition, illegal mining and its association with the conflict presents a challenge. Opposition to mining by various communities and civil society groups continued to hinder the development of mining projects. In Brazil, as the country deals with issues of corruption and political change, after the presidential elections, uncertainties arose around how potential policy changes might affect the mining industry. In September 2018, the government of Argentina introduced the payment of exported duties on exported goods.

Against this background, the concept of shared value is acknowledged as becoming increasingly relevant to the mining sector.

This entails moving beyond traditional approaches of community investment and philanthropy, to creating real value for the enterprise and for host communities through leverage off core business activities and redefining business practices. Dimensions of shared value as it relates to the mining industry, include:

• responsible extraction and product development with minimal environmental harm

• focus on the value chain, as well as the shared use of natural resources

• building supportive industry clusters adjacent to operations, focusing on broad-based infrastructure, supplier and human resource development

Importantly, navigating political and regulatory uncertainty is an issue which must be actively managed, and using traditional approaches is unlikely to be successful. New approaches must be underpinned by building trust across the different stakeholder groups, with demonstration of good citizenship by the company.

Our actions in 2018

In 2017, we reported on a two-pronged strategic approach to navigating political and regulatory uncertainly and risk ☐1. The approach focuses on influencing the policy landscape at national and regional levels, and on strengthening community relationships through a shared value approach. It is underpinned by two assumptions:

• Evolution of the policy and regulatory landscape at global, regional and national levels is inevitable and will directly influence the way in which resource companies operate and compete

• Host communities where we operate are enduring beyond changing political dynamics, and the way in which they experience the mining operations will directly influence business continuity

During 2018, further work was done to translate this high-level approach into a coherent set of actions which could be applied as appropriate across all jurisdictions where the company operates.

In seeking to be proactive in anticipating and responding to socio-political risk, the company adopted a systematic approach for evaluating comparative socio-political risk across different operations. The tool used considers a range of incidents and inputs from independent risk reports, media reports and operational information. These inputs are classified as either risk drivers or impacts, and they are further categorised as relevant to national government, regional-local government or community levels. The tool allows relative scoring and rating of socio-political risk and resource nationalism activities, presented as a dynamic risk barometer which enables reporting at operational, executive and board levels.

Having established a rational mechanism to assess and track risk profiles, six strategic

focus areas were defined to frame a common approach across the company:

• Societal contribution as a responsible citizen

• Innovative business and operating model design

• Skills development, localisation and talent management

• Value chain strengthening and local procurement

• Leverage off existing capabilities for economic succession

• Meaningful communication and engagement

The strategic focus areas are consistent with our group sustainable development strategic framework and were approved at the AngloGold Ashanti Board strategy meeting in July 2018.

Societal contribution as a responsible citizen

An indispensable requirement as a responsible citizen is compliance with laws, accepted norms and standards. Integral to this is the necessity for openness and transparency. In the absence of compliance and transparency, it will not be possible to build trust with our stakeholders.

AngloGold Ashanti's group compliance function continues to provide active oversight of compliance across the company, giving guidance where potential or actual issues arise. The function reports to the company Social, Ethics and Sustainability Committee on business activities in line with the Organisation

☐ NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED

for Economic Cooperation and Development's (OECD) recommendations on corruption and the 10 principles set out by the United Nations Global Compact (UNGC). The company also adheres to the Business Leadership South Africa's (BLSA) Business Integrity Pledge to actively combat corrupt practices and to have zero tolerance for corruption.

The independent whistleblowing system continued to work well, with the investigation of whistleblowing complaints and the evaluation of potential ethical misconduct and violations of the company's Code of Business Principles and Ethics. The company continued to focus on the protection of whistleblowers and strengthening the independence of investigations as a prerequisite to building trust in the organisation. During the year, a review of whistleblowing incidents concluded between 2016 and 2018 was conducted to ensure continued adequacy and effectiveness of the system. The findings were presented to the Social, Ethics and Sustainability Committee.

After the 2017 review of the company compliance programme by external legal counsel, group compliance facilitated a series of engagements with the Board, Executive and Operational Management Committees to socialise the findings. While the review confirmed a strong and well-designed compliance programme, relevant to challenges in our operating jurisdictions, various opportunities for further strengthening were identified. During 2018, with support

and guidance from group compliance, sites developed and implemented management actions to further improve their systems. Progress in implementation and changes to risk status were routinely reported.

Tax management and the appropriate paying of taxes is an important aspect of compliance and demonstrating responsible citizenship. In previous reports, we have outlined our tax management strategy, along with the controls in place to manage the risk and to provide appropriate oversight and governance. During the year, we continued to exercise diligence and transparency in line with our group Tax Management Policy. This has included open and transparent reporting consistent with the ICMM principles and position statement on transparency of mineral revenues, the Extractive Industries Transparency Initiative (EITI), and other relevant mandatory reporting of payments to governments. Additionally, we have developed in-country Tax Management Policies to comply with the specific requirements in several countries such as Australia and the UK and continue to comply with country by country tax disclosures.

Moving beyond compliance, several proactive and preventive initiatives were undertaken during the year. The company held workshops in Ghana, Guinea and Tanzania, with government officials and community leaders actively participating. The conversations focused on explaining and clarifying AngloGold



Ashanti's anti-corruption approach, as well as using education and dialogue to prevent unlawful or inappropriate requests from key stakeholders, while showing respect for cultural norms and country-specific requirements. In Tanzania, three day-long workshops were undertaken in collaboration with the Prevention and Combating of Corruption Bureau (PCCB) as a follow up to similar workshops held in 2014. Participants comprised almost 200 government

officials, including regional and district commissioners, members of parliament and council representatives. Senior religious leaders also participated. Following successful conclusion of the workshops, both the government and the PCCB have requested that they be conducted annually. In 2019, these external stakeholder workshops will continue at our Continental Africa operations and will be extended to Colombia and Brazil.

☐ NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED

Relationships with suppliers and supplier integrity present another area with significant potential risk, and where proactive initiatives are important to prevent bribery and corruption. In 2018, we continued the group-wide roll out and application of our supplier assessment questionnaire. The assessment covers safety, environment, human rights and governance (anti-corruption) issues. The most significant challenge experienced is that many of the jurisdictions where we operate do not have sophisticated online supplier databases to verify ownership and government ties. To address this, we are developing screening tools which can be applied at site level to risk-rate existing and potential suppliers. This will assist in determining which suppliers require further due diligence investigation.

An integrated approach to protecting the business

The three strategic focus areas addressing skills development, value chain strengthening and leveraging off existing business capabilities are key aspects in the integrated sustainable development strategic framework. They reflect a prioritisation of existing strategic focus areas being led by various business functions, as they relate to enabling AngloGold Ashanti to successfully navigate political and regulatory uncertainty and risk.

Skills development, localisation and talent management are priorities in emerging economies. They often form part of National Development Plans and are increasingly

incorporated into agreements between host governments and mining companies. Success in this area is also likely to improve business performance, with greater stability, embedded knowledge and cultural insight from local skills. Approaches and activities in this area are discussed in more detail in the material issue on talent management, skills development and employee relations.

Value chain strengthening and increasing the local proportion of products and services used for business activities is another cluster of national priorities for emerging economies. As with skills development, specific targets are often incorporated into agreements and mine licence requirements. During the year, this was most clearly seen in the approvals process for the Obuasi Mine Redevelopment Project, where stringent local procurement targets were a prerequisite for government approval. At the same time, strengthening the value chain and increasing use of local products and services creates opportunity and value for the business. If the value chain is strengthened, benefits may include lower input costs, greater flexibility in stock management and improved security of supply. Approaches and activities in this area are discussed in more detail in the material issue on contributing to self-sustaining communities. Refer to page 40 for additional detail.

By leveraging off existing business capabilities for economic succession we seek to proactively strengthen local

community and host country ability to survive and thrive beyond our mining operations. In the process of mineral extraction, mining companies develop substantial infrastructure and have competences in addition to those specifically required for mineral extraction. Additional competences would include capabilities such as water management and land management. Innovative application of competences and sharing or repurposing of infrastructure is likely to assist and accelerate successful transition to a post-mining economy. This is a cross-cutting strategic focus area and we acknowledge that our thinking and actions are not fully developed on this issue. More details on our approaches and activities are outlined in the material issues on contributing to self-sustaining communities, responsible environmental stewardship and integrated closure management.

By adopting this integrated approach, we believe that these specific focus areas have been elevated in importance across the business. We also anticipate that the approach will contribute to further embedding sustainable development into the business, driving greater impact as we seek to build trust with stakeholders and make a positive difference in their lives.

Meaningful communication and engagement

Our intent is to create and shape a positive narrative among stakeholders, of AngloGold Ashanti as a responsible citizen and the

preferred partner through their experiences interacting with us. Our positioning and engagement framework is guided by a set of principles:

- Promises made are promises fulfilled
- Compliance to legal and other requirements
- Clear demonstration of socio-economic benefit in the short-, medium- and long-terms
- Embrace participation and transparency

By contributing to national economic development, and to resilient communities during and after mining operations we create a compelling reason for the company to be a trusted partner and for communities to have a stake in our success.

During the year, engagements and communication across our operations have taken a range of forms. These have included open days and information sharing sessions for potential local suppliers, as well as formalising fixed-schedule Town Hall sessions to engage with communities on a regular basis. The sessions focus on giving feedback on company performance, including payments to government, outlining company intentions and discussing any potential impacts on the community. More details are presented in the section on Stakeholder Engagement.

NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED

Alignment with the Sustainable Development Goals (SDGs)

All the SDGs prioritised within the AngloGold Ashanti strategic framework are relevant to navigating political and regulatory uncertainty and risk. In the context of the strategic focus areas outlined above, SDGs 8, 9 and 17 are most relevant. The strategic focus areas also assist us in further refining our efforts as we contribute to subsidiary targets of these goals.

Refer to page 89 for additional detail.



Our performance

Payments to governments ($ million)

Region	2018	2017	2016	2015	2014
Argentina	112.5	151.7	89.8	111.1	96.1
Australia	82.5	74.0	84.1	42.6	67.1
Brazil	107.4	126.0	129.1	87.9	119.1
Colombia	9.7	11.8	11.8	11.3	15.1
DRC	32.5	27.8	26.1	30.9	21.7
Ghana	47.5	37.7	26.1	26.9	55.9
Guinea	78.3	100.2	40.5	69.2	67.8
Mali	25.5	24.7	33.5	29.6	29.4
South Africa	91.3	118.1	106.3	104.6	143.6
Tanzania	168.2	141.0	133.3	134.5	123.7
USA	4.7	7.7	6.2	24.6	30.5

Categories of payments to government:

- Dividends paid to government
- Taxation paid
- Withholding tax (STC, royalties etc)
- Other indirect taxes and duties
- Employee taxes and other contributions
- Property tax
- Other

A detailed breakdown per country is available at www.aga-reports.com/18/download/AGA-SDR18-sdg-toolkit.pdf

SECTION 5

ALIGNMENT WITH THE SDGs

The integration of the United Nations' SDGs is an important part of our strategy. We have prioritised the relevant SDGs for each of our material issues. This section summarises the outcomes of this detailed mapping process by bringing together the subsets of each SDG. While this does not reflect specific internal targets, we believe it strengthens our work to align our business agenda more closely to a societal one.

IN THIS SECTION



























- 1 No poverty
- 3 Good health and well-being
- 5 Gender equality
- 6 Clean water and sanitation
- 8 Decent work and economic growth
- 9 Industry, innovation, infrastructure
- 10 Reduce inequalities
- 11 Sustainable cities and communities
- 12 Responsible consumption, production
- 13 Climate action
- 15 Life on land
- 16 Peace, justice and strong institutions
- 17 Partnerships for the goals



ALIGNMENT WITH THE SDGs

Prioritised SDG 🔍	**WHERE WE CONTRIBUTE** 📋
Employee safety	
SDG 3: Good health and well-being	**3.6.** By 2030, halve the number of global deaths and injuries from road traffic accidents.
	3.9. By 2030, substantially reduce the number of deaths and illnesses from hazardous chemicals and air, water and soil pollution and contamination.
Employee and community health	
SDG 3: Good health and well-being	**3.3.** By 2030, end the epidemics of AIDS, tuberculosis, malaria and neglected tropical diseases and combat hepatitis, water-borne diseases and other communicable diseases.
	3.4. By 2030, reduce by one third, premature mortality from non-communicable diseases through prevention and treatment and promote mental health and well-being.
	3.5. Strengthen the prevention and treatment of substance abuse, including narcotic drug abuse and harmful use of alcohol.
	3.8. Achieve universal health coverage, including financial risk protection, access to quality essential healthcare services and access to safe, effective, quality and affordable medicines and vaccines for all.

Prioritised SDG 🔍	**WHERE WE CONTRIBUTE** 📋
	3.9. By 2030, substantially reduce the number of deaths and illnesses from hazardous chemicals and air, water and soil pollution and contamination.
	3.d. Strengthen the capacity of all countries, in particular developing countries, for early warning, risk reduction and management of national and global health risks.
Contributing to self-sustaining communities	
SDG 1: No poverty	**1.2.** By 2030, reduce by half the proportion of men, women and children of all ages living in poverty in all its dimensions according to national definitions.
SDG 8: Decent work and economic growth	**8.2.** Achieve higher levels of economic productivity through diversification, technological upgrading and innovation, including through a focus on high-value added and labour-intensive sectors.
SDG 9: Industry, innovation and infrastructure	**9.2.** Promote inclusive and sustainable industrialisation and, by 2030, significantly raise industry's share of employment and gross domestic product, in line with national circumstances, and double its share in least developed countries.

ALIGNMENT WITH THE SDGs CONTINUED

Prioritised SDG	WHERE WE CONTRIBUTE
Contributing to self-sustaining communities continued	
SDG 10: Reduced inequalities	**10.1.** By 2030, progressively achieve and sustain income growth of the bottom 40 per cent of the population at a rate higher than the national average.
SDG 11: Sustainable cities and communities	**11.4.** Strengthen efforts to protect and safeguard the world's cultural and natural heritage.
SDG 17: Partnerships for the goals	**17.1.** Strengthen domestic resource mobilisation, including through international support to developing countries, to improve domestic capacity for tax and other revenue collection.
Responsible environmental stewardship	
SDG 6: Clean water and sanitation	**6.3.** By 2030, improve water quality by reducing pollution, eliminating dumping and minimising release of hazardous chemicals and materials, halving the proportion of untreated wastewater and substantially increasing recycling and safe reuse globally.
	6.4. By 2030, substantially increase water-use efficiency across all sectors and ensure sustainable withdrawals and supply of fresh water to address water scarcity and substantially reduce the number of people suffering from water scarcity.

Prioritised SDG	WHERE WE CONTRIBUTE
	6.5. By 2030, implement integrated water resources management at all levels, including through transboundary cooperation as appropriate.
SDG 12: Responsible consumption and production	**12.2.** By 2030, achieve the sustainable management and efficient use of national resources.
	12.4. By 2030, achieve the environmentally sound management of chemicals and all wastes throughout their life cycle, in accordance with agreed international frameworks, and significantly reduce their release to air, water and soil in order to minimise their adverse impacts on human health and the environment.
	12.5. By 2030, substantially reduce waste generation through prevention, reduction, recycling and reuse.
	12.6. Encourage companies, especially large and transnational companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle.
SDG 13: Climate action	**13.1.** Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries.
	13.3. Improve education, awareness raising and human and institutional capacity on climate change mitigation, adaptation, impact reduction and early warning.
Integrated closure management	


ALIGNMENT WITH THE SDGs CONTINUED

Prioritised SDG	WHERE WE CONTRIBUTE
SDG 11: Sustainable cities and communities	**11.4.** Strengthen efforts to protect and safeguard the world's cultural and natural heritage.
SDG 12: Responsible consumption and production	**12.5.** By 2030, reduce waste generation through prevention, reduction, recycling and reuse.
SDG 15: Life on land	**15.1.** By 2020, ensure the conservation, restoration and sustainable use of terrestrial and inland freshwater ecosystems and their services, in particular forests, wetlands, mountains and drylands, in line with obligations under international agreements.
	15.3. By 2030, combat desertification, restore degraded land and soil, including land affected by desertification, drought and floods, and strive to achieve a land degradation-neutral world.

☐ Employee, community and asset security

Prioritised SDG	WHERE WE CONTRIBUTE
SDG 16: Peace, justice and strong institutions	**16.1.** Significantly reduce all forms of violence and related death rates everywhere.
	16.3. Promote the rule of law at the national and international levels and ensure equal access to justice for all.
	16.5. Substantially reduce corruption and bribery in all their forms.
	16.6. Develop effective, accountable and transparent institutions at all levels.
SDG 17: Partnerships for the goals	**17.16.** Enhance the Global Partnership for Sustainable Development, complemented by multi-stakeholder partnerships that mobilise and share knowledge, expertise, technology and financial resources, to support the achievement of the Sustainable Development Goals in all countries, in particular developing countries.
	17.17. Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships.

☐ Artisanal and small-scale mining (legal and illegal)


ALIGNMENT WITH THE SDGs CONTINUED

Prioritised SDG	**WHERE WE CONTRIBUTE**
SDG 17: Partnerships for the goals	**17.14.** Enhance policy coherence for sustainable development.
	17.17. Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships.

Respecting human rights

SDG 10: Reduced inequalities	**10.3.** Ensure equal opportunity and reduce inequalities of outcome, including by eliminating discriminatory laws, policies and practices and promoting appropriate legislation, policies and action in this regard.
SDG 16: Peace, justice and strong institutions	**16.10.** Ensure public access to information and protect fundamental freedoms, in accordance with national legislation and international agreements.


ALIGNMENT WITH THE SDGs CONTINUED

Prioritised SDG 🔍	**WHERE WE CONTRIBUTE** 📋

Talent management, skills development and employee relations

SDG 5: Gender equality	**5.1.** End all forms of discrimination against all women and girls everywhere.
	5.5. Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life.
SDG 8: Decent work and economic growth	**8.8.** Protect labour rights and promote safe and secure working environments for all workers, including migrant workers, in particular women migrants, and those in precarious employment.
SDG 10: Reduced inequalities	**10.2.** By 2030, empower and promote the social, economic and political inclusion of all, irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.

Prioritised SDG 🔍	**WHERE WE CONTRIBUTE** 📋

Navigating political and regulatory uncertainty and risk

SDG 8: Decent work and economic growth	**8.2.** Achieve higher levels of economic productivity through diversification, technological upgrading and innovation, including through a focus on high-value added and labour-intensive sectors.
	8.3. Promote development-orientated policies that support productive activities, decent job creation, entrepreneurship, creativity and innovation, and encourage formalisation and growth of micro-, small-, and medium-sized enterprises, including through access to financial services.
SDG 9: Industry, innovation and infrastructure	**9.2.** Promote inclusive and sustainable industrialisation, and by 2030, significantly raise industry's share of employment and gross domestic product, in line with national circumstances, and double its share in least developed countries.
SDG 17: Partnerships for the goals	**17.1.** Strengthen domestic resource mobilisation, including through international support to developing countries, to improve domestic capacity for tax and other revenue collection.
	17.17. Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships.

ASSURANCE STATEMENT 102-56

We engaged Ernst & Young to undertake an assurance engagement for selected sustainability key performance indicators (KPIs) and related disclosures in the AngloGold Ashanti Sustainable Development Report 2018. This was done with reference to the International Council on Mining and Metals (ICMM) requirements contained in the ICMM Sustainable Development Framework: Assurance Procedure (ICMM Requirements) and the Global Reporting Initiative (GRI) Standards.

Specifically:

- **Subject Matter 1:** Alignment of AngloGold Ashanti's sustainability policies to the ICMM's 10 SD Principles and Mandatory Requirements in ICMM Position Statements.
- **Subject Matter 2:** Material sustainable development risks and opportunities and the views and expectations of our stakeholders.
- **Subject Matter 3:** The existence and status of implementation of systems and approaches that the company is using to manage material sustainable development risks and opportunities.
- **Subject Matter 4:** Performance against key performance indicators chosen for reporting which reflect the issues which are material for the business.
- AngloGold's self-declared assertion that the Report is "in-accordance with" the GRI Standards, at a core level.

In addition to obtaining external assurance for selected key sustainability performance indicators as reported in the Sustainable Development Report 2018, our assurance approach also includes a review of this report and of our ongoing sustainability performance performed by AngloGold Ashanti's Group Internal Audit team.

Group Internal Audit provided assurance in terms of the Group Internal Audit Charter as approved by the company's Audit and Risk Committee. The audits were performed in accordance with the Institute of Internal Auditors' Standards for the Professional Practice of Internal Audit.

Internal assurance includes a programme of combined assurance assessments, comprising site visits and reviews, undertaken during the year. These assessments determine the validity, accuracy and completeness of the relevant GRI Standards in our reports, together with various data transfer and integrity checks.

This Sustainable Development Report 2018 was approved by the Social, Ethics and Sustainability Committee and the Board of Directors on 29 March 2019.



NOTES

NOTES

ADMINISTRATION AND CORPORATE INFORMATION

AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
Debt securities code: BIANG

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4662

R&A 3172/18

Ghana
Gold House,
Patrice Lumumba Road
(PO Box 2665)
Accra,
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-executive
SM Pityana^ (Chairman)
AM Ferguson*
AH Garner#
R Gasant^
DL Hodgson^
NP January-Bardill^
MJ Kirkwood*
MDC Richter#
RJ Ruston~
JE Tilk§

* British § Canadian #American
~ Australian ^South African

Officers
Executive Vice President – Group Legal,
Commercial and Governance and Company
Secretary:
ME Sanz Perez

Investor Relations contacts

Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949
(Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI
Telephone: +1-888-BNY-ADRS



www.anglogoldashanti.com / www.aga-reports.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 29, 2019

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance